AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 22, 1995
                           REGISTRATION NO. 33-62647


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                         ----------------------------

                                AMENDMENT NO. 1

                                      TO
                                   FORM S-6

                   For Registration Under the Securities Act
                   of 1933 of Securities of Unit Investment
                       Trusts Registered on Form N-8B-2
                         ----------------------------

A.    EXACT NAME OF TRUST:
         Qualified Unit Investment Liquid Trust Series ("QUILTS"), QUILTS Asset Builder -- U.S. Treasury Series 15, QUILTS Laddered Income -- U.S. Treasury Series 16, QUILTS Laddered Income -- U.S. Treasury Series 17 and QUILTS Laddered Income -- Corporate Bond Series 2

B.    NAME OF DEPOSITOR:
        Quest for Value Distributors

C.    COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:
        Quest for Value Distributors
        Two World Financial Center
        225 Liberty Street
        New York, New York 10080-6116

D.    NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:
                                                  COPY OF COMMENTS TO:
        SUSAN A. MURPHY                           MICHAEL R. ROSELLA, Esq.
        Senior Vice President                     Battle Fowler LLP
        Quest Cash Management Services            Park Avenue Tower
        Oppenheimer Capital                       75 East 55th Street
        Two World Financial Center                New York, New York 10022
        225 Liberty Street                        (212) 856-6858
        New York, New York 10080-6116

E.    TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:
        An indefinite number of Units of Qualified Unit Investment Liquid Trust Series ("QUILTS"), QUILTS Asset Builder -- U.S. Treasury Series 15, QUILTS Laddered Income -- U.S. Treasury Series 16, QUILTS Laddered Income -- U.S. Treasury Series 17 and QUILTS Laddered Income -- Corporate Bond Series 2 is being registered under the Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940, as amended, and Rule 24f-2 thereunder.

F. PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:
        Indefinite

G.    AMOUNT OF FILING FEE:
        $500* (as required by Rule 24f-2)

H.    APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
         As soon as practicable after the effective date of the Registration Statement.
           [X] Check if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.
--------------------------

      *  Previously paid.

                 Qualified Unit Investment Liquid Trust Series

                QUILTS Asset Builder -- U.S. Treasury Series 15
               QUILTS Laddered Income -- U.S. Treasury Series 16 QUILTS Laddered Income -- U.S. Treasury Series 17 QUILTS Laddered Income -- Corporate Bond Series 2

                             CROSS-REFERENCE SHEET

                     Pursuant to Rule 404 of Regulation C
                       Under the Securities Act of 1933

                 (Form N-8B-2 Items Required by Instruction as
                        to the Prospectus in Form S-6)


         FORM N-8B-2                                                 FORM S-6
         ITEM NUMBER                                                 HEADING IN PROSPECTUS


                                     I.  ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of trust..........................................    Front cover of Prospectus
     (b)  Title of securities issued.............................    Front cover of Prospectus
2.   Name and address of each depositor..........................    The Sponsor
3.   Name and address of trustee.................................    The Trustee
4.   Name and address of principal underwriters..................    Distribution of Units
5.   State of organization of trust..............................    Organization
6.   Execution and termination of trust agreement................    Trust Agreement, Amendment and
                                                                     Termination
7.   Changes of name.............................................    Not Applicable
8.   Fiscal year.................................................    Not Applicable
9.   Litigation..................................................    None

                         II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.  (a)  Registered or bearer securities........................    Book Entry Units
     (b)  Cumulative or distributive securities..................    Interest and Principal Distributions
     (c)  Redemption.............................................    Trustee Redemption
     (d)  Conversion, transfer, etc..............................    Book Entry Units, Sponsor Repurchase,
                                                                     Trustee Redemption
     (e)  Periodic payment plan..................................    Not Applicable
     (f)  Voting rights..........................................    Trust Agreement, Amendment and
                                                                     Termination
     (g)  Notice to certificateholders...........................    Records, Portfolio, Substitution of
                                                                     Securities, Trust Agreement, Amendment
                                                                     and Termination, The Sponsor, the Trustee
     (h)  Consents required......................................    Trust Agreement, Amendment and
                                                                     Termination
     (i)  Other provisions.......................................    Tax Status
11.  Type of securities comprising units.........................    Objectives, Portfolio, Portfolio Summary
12.  Certain information regarding periodic payment
     certificates................................................    Not Applicable

                                       i
303942.1

         FORM N-8B-2                                                 FORM S-6
         ITEM NUMBER                                                 HEADING IN PROSPECTUS



13.  (a)  Load, fees, expenses, etc..............................    Summary of Essential Information, Public
                                                                     Offering Price, Market for Units, Volume
                                                                     and Other Discounts, Sponsor's Profits,
                                                                     Trust Expenses and  Charges
     (b)  Certain information regarding periodic
          payment certificates...................................    Not Applicable
     (c)  Certain percentages....................................    Summary of Essential Information, Public
                                                                     Offering  Price, Market for Units, Volume
                                                                     and Other Discounts
     (d)  Price differences......................................    Volume and Other Discounts, Distribution
                                                                     of Units
     (e)  Other loads, fees, expenses............................    Book Entry Units
     (f)  Certain profits receivable by depositors,
          principal underwriters, trustee or
          affiliated persons.....................................    Sponsor's Profits, Portfolio Summary
     (g)  Ratio of annual charges to income......................    Not Applicable
14.  Issuance of trust's securities..............................    Organization, Certificates
15.  Receipt and handling of payments from purchasers............    Organization
16.  Acquisition and disposition of underlying
     securities..................................................    Organization, Objectives, Portfolio,
                                                                     Portfolio Supervision
17.  Withdrawal or redemption....................................    Comparison of Public Offering Price,
                                                                     Sponsor's Repurchase Price and Redemption
                                                                     Price, Sponsor Repurchase, Trustee
                                                                     Redemption
18.  (a)  Receipt, custody and disposition of income.............    Monthly Distributions, Interest and
                                                                     Principal Distributions, Portfolio Supervision
     (b)  Reinvestment of distribution...........................    Not Applicable
     (c)  Reserves or special funds..............................    Interest and Principal Distributions
     (d)  Schedule of distributions..............................    Not Applicable
19.  Records, accounts and reports...............................    Records
20.  Certain miscellaneous provisions of trust
      agreement
     (a)  Amendment..............................................    Trust Agreement, Amendment and
                                                                     Termination
     (b)  Termination............................................    Trust Agreement, Amendment and
                                                                     Termination
     (c) and (d) Trustee, removal and successor..................    The Trustee
     (e) and (f) Depositor, removal and successor................    The Sponsor
21.  Loans to security holders...................................    Not Applicable
22.  Limitations on liability....................................    The Sponsor, The Trustee, The Evaluator
23.  Bonding arrangements........................................    Part II - Item A
24.  Other material provisions of trust agreement................    Not Applicable

                         III.  Organization, Personnel and Affiliated Persons of Depositor

25.  Organization of depositor...................................    The Sponsor
26.  Fees received by depositor..................................    Not Applicable

                                      ii
303942.1



         FORM N-8B-2                                                 FORM S-6
         ITEM NUMBER                                                 HEADING IN PROSPECTUS



27.  Business of depositor.......................................    The Sponsor
28.  Certain information as to officials and affiliated
     persons of depositor........................................    Not Applicable
29.  Voting securities of depositor..............................    Not Applicable
30.  Persons controlling depositor...............................    Not Applicable
31.  Payments by depositor for certain services
     rendered to trust...........................................    Not Applicable
32.  Payments by depositor for certain other services
     rendered to trust...........................................    Not Applicable
33.  Remuneration of employees of depositor for
     certain services rendered to trust..........................    Not Applicable
34.  Remuneration of other person for certain services
     rendered to trust...........................................    Not Applicable

                                  IV.  Distribution and Redemption of Securities

35.  Distribution of trust's securities by states................    Distribution of Units
36.  Suspension of sales of trust's securities...................    Not Applicable
37.  Revocation of authority to distribute.......................    None
38.  (a)  Method of distribution.................................    Distribution of Units
     (b)  Underwriting agreements................................    Distribution of Units
     (c)  Selling agreements.....................................    Distribution of Units
39.  (a)  Organization of principal underwriters.................    The Sponsor
     (b)  N.A.S.D. membership of principal
          underwriters...........................................    The Sponsor
40.  Certain fees received by principal underwriters.............    The Sponsor
41.  (a)  Business of principal underwriters.....................    The Sponsor
     (b)  Branch offices of principal underwriters...............    The Sponsor
     (c)  Salesmen of principal underwriters.....................    The Sponsor
42.  Ownership of trust's securities by certain persons..........    Not Applicable
43.  Certain brokerage commissions received by
     principal underwriters......................................    Not Applicable
44.  (a)  Method of valuation....................................    Summary of Essential Information, Market
                                                                     for Units, Offering Price, Accrued Interest,
                                                                     Volume and Other Discounts, Distribution
                                                                     of Units, Comparison of Public Offering
                                                                     Price, Sponsor's Repurchase Price and
                                                                     Redemption Price, Sponsor Repurchase,
                                                                     Trustee Redemption
     (b)  Schedule as to offering price..........................    Summary of Essential Information
     (c)  Variation in offering price to certain
          persons................................................    Distribution of Units, Volume and Other
                                                                     Discounts
45.  Suspension of redemption rights.............................    Not Applicable

                                                                           iii
303942.1



         FORM N-8B-2                                                 FORM S-6
         ITEM NUMBER                                                 HEADING IN PROSPECTUS



46.  (a)  Redemption valuation...................................    Comparison of Public Offering Price,
                                                                     Sponsor's Repurchase Price and Redemption
                                                                     Price, and Redemption Price, and Trustee
                                                                     Redemption
     (b)  Schedule as to redemption price........................    Summary of Essential Information
47.  Maintenance of position in underlying securities............    Comparison of Public Offering Price,
                                                                     Sponsor's Repurchase Price and Redemption
                                                                     Price, Sponsor Repurchase, Trustee
                                                                     Redemption

                                V.  Information Concerning the Trustee or Custodian

48.  Organization and regulation of trustee......................    The Trustee
49.  Fees and expenses of trustee................................    Trust Expenses and Charges
50.  Trustee's lien..............................................    Trust Expenses and Charges

                                             VI.  Policy of Registrant

51.  (a)  Provisions of trust agreement with respect
          to selection or elimination of underlying
          securities.............................................    Objectives, Portfolio, Portfolio Supervision,
                                                                     Substitution of Securities
     (b)  Transactions involving elimination of
          underlying securities..................................    Not Applicable
     (c)  Policy regarding substitution or elimination
          of underlying securities...............................    Substitution of Securities
     (d)  Fundamental policy not otherwise covered...............    Not Applicable
52.  Tax status of trust.........................................    Tax Status

                                    VII.  FINANCIAL AND STATISTICAL INFORMATION

53.  Trust's securities during last ten years....................    Not Applicable
54.  Hypothetical account for issuers of periodic
     payment plans...............................................    Not Applicable
55.  Certain information regarding periodic payment
     certificates................................................    Not Applicable
56.  Certain information regarding periodic payment
     plans.......................................................    Not Applicable
57.  Certain other information regarding periodic
     payment plans...............................................    Not Applicable
58.  Financial statements (Instruction 1(c) to Form S-6).........    Statement of Financial Condition


                                      iv
303942.1

                                  ("QUILTS")
                 QUALIFIED UNIT INVESTMENT LIQUID TRUST SERIES
                            A Unit Investment Trust

                 QUILTS Asset Builder--U.S. Treasury Series 15
                QUILTS Laddered Income--U.S. Treasury Series 16 QUILTS Laddered Income--U.S. Treasury Series 17 QUILTS Laddered Income--Corporate Bond Series 2


         QUILTS consists of four separate unit investment trusts designated QUILTS Asset Builder--U.S. Treasury Series 15, QUILTS Laddered Income--U.S. Treasury Series 16, QUILTS Laddered Income--U.S. Treasury Series 17 (QUILTS Asset Builder--U.S. Treasury Series 15, QUILTS Laddered Income--U.S. Treasury Series 16 and QUILTS Laddered Income--U.S. Treasury Series 17 are collectively known as the "Treasury Trusts") and QUILTS Laddered Income--Corporate Bond Series 2 (the "Corporate Income Trust") (collectively, the "Trusts"). The Sponsor of the Trusts is Quest for Value Distributors (The "Sponsor"). The objectives of the Trusts are to provide safety of principal and, with the exception of QUILTS Asset Builder--U.S. Treasury Series 15, current monthly distributions of interest. With respect to QUILTS Asset Builder--U.S. Treasury Series 15, the Trust seeks to accumulate principal value in the Units over the life of the Trust. Each Treasury Trust seeks to achieve these objectives by investment in a portfolio of U.S. Treasury Obligations (the "Treasury Securities") that are backed by the full faith and credit of the Untied States Government. The Corporate Income Trust seeks to achieve these objectives by investing in a portfolio of intermediate-term corporate debt obligations which were rated "BBB" or better by Standard & Poor's Corporation or "Baa" or better by Moody's Investors Service, Inc. on the Date of Deposit (the "Corporate Securities"). (The Treasury Securities and the Corporate Securities are sometimes collectively referred to as the "Securities".) Each Trust is designed to have regularly scheduled payments of principal during its life from a portfolio of Securities with laddered maturities. The value of the Units of the Trusts will fluctuate with fluctuations in the value of the underlying Securities in the portfolios of each Trust. Therefore, Unit Holders who sell their Units prior to termination of the Trusts may receive more or less than their original purchase price upon sale. Units of the Trusts may be suited for purchase by IRAs, self- employed retirement plans (formerly Keogh Plans), pension, profit-sharing and other qualified retirement plans. Investors considering participation in any such plan should review specific tax laws and pending legislation related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. (See "Retirement Plans" and "Tax Status" in Part B of this Prospectus.)

         These Trusts may be particularly appropriate for foreign investors as the income from the Trusts, provided certain conditions are met, will be exempt from withholding for U.S. Federal income tax purposes. A foreign investor must provide a completed W-8 Form to his financial representative or the Trustee to avoid withholding on his account. The Treasury Trusts may also be appropriate for investors who desire to participate in a portfolio of taxable fixed income securities offering the safety of principal provided by an investment backed by the full faith and credit of the United States. In addition, many investors may benefit from the exemption from state and local personal income taxes that will pass through the Treasury Trusts to Unit Holders.
         This Prospectus consists of two parts. Part A contains a Summary of Essential Information for each Trust including descriptive material relating to each Trust, the Statement of Condition of the Trusts and the Portfolios of each Trust. Part B contains general information about the Trusts. Part A may not be distributed unless accompanied by Part B.
         QUILTS are not a deposit or other obligation of, or guaranteed by, a depository institution. QUILTS are not insured by the FDIC and are subject to investment risks, including possible loss of the principal amount invested.


   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
        AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE COMMISSION OR ANY STATE SECURITIES CORPORATION
                 PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                     PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.


                     PROSPECTUS PART A DATED SEPTEMBER 22,
                1995 Please read and retain both parts of this
                       Prospectus for future reference.


 303533.2

                             QUILTS Asset Builder
                            U.S. Treasury Series 15

SUMMARY OF ESSENTIAL INFORMATION AS OF SEPTEMBER 21, 1995 (The initial Date of Deposit which is the date on which the Trust Agreement was signed and the deposit of Securities with the Trustee was made.)

CUSIP#:  74834 K250                                                     Evaluation Time:  12:00 Noon New York Time on
Sponsor: Quest for Value Distributors                                       the initial Date of Deposit and 4:00 P.M. thereafter.
Date of Deposit: September 21, 1995                                     Minimum Purchase: 1,000  Units
Aggregate Principal Amount                                              Minimum Principal Distribution:  $1.00 per 1,000
    of Securities:..........................................$ 500,000       Units.
Number of Units: (The number of Units will be                           Weighted Average Maturity of Securities in the Portfolio:
    increased as the Sponsor deposits additional                            2.11 Years
    Securities into the Trust.)...............................500,000   Minimum Value of Trust: The Trust may be
Fractional Undivided Interest in Trust                                      terminated if the value of the Securities in the Trust
                                                                            is less than 40% of the original aggregate principal
                                                                            amount of Securities in the Trust.
    per 1,000 Units:............................................1/500
Public Offering Price:                                                  Mandatory Termination Date:  The earlier of November 30,
    Aggregate Offering Price of Securities                                  1999, or the disposition of the last Security in the
                                                                            Trust.
       in Trust.............................................$ 443,634   Trustee and Evaluator:  The Chase Manhattan Bank
    Divided By 500,000 Units multiplied by 1,000.............$ 887.27   (National Association).
    Plus Sales Charge of 1.75% of Public Offering
       Price..................................................$ 15.80   Trustee's Annual Fee and Estimated Expenses:
    Public Offering Price per 1,000 Units(1).................$ 903.07       $.55 per 1,000 Units.
    Redemption Price per 1,000 Units.........................$ 886.90   Annual Supervisory Fee (Payable to an affiliate of the
    Sponsor's Initial Repurchase Price                                  Sponsor):
       per 1,000 Units:......................................$ 887.27       Maximum of $.10 per $1,000 principal amount of
Excess of Public Offering Price Over                                        Securities (see "Trust Expenses and Charges" in
    Redemption Price per 1,000 Units:.........................$ 16.17       Part B).
Excess of Sponsor's Initial Repurchase Price
    Over Redemption Price per 1,000 Units:......................$ .37



                          INFORMATION PER 1,000 UNITS

Gross annual interest income (cash) (Does not include income accrued from original issue discount bonds.)      $1.03
Less organization expenses(3).........................................................................           .20
Less estimated annual fees and expenses (The Trustee will retain excess interest income in the Trust to pay
     future expenses.)(4).............................................................................           .65
                                                                                                                 ---

Estimated net annual interest income (cash) (Does not include income accrual from original issue discount
     bonds.)..........................................................................................           .18
Estimated long term return (Does not include income accrual from original issue discount bonds.
     The estimated long term return is increased for transactions entitled to a discount.)(2)(4)......         4.93%

(1) No accrued interest will be added for any person contracting to purchase Units on the date of this Prospectus. Anyone ordering Units after such Date will pay accrued interest from September 27, 1995 to the date of settlement (three business days after order) (the "First Settlement Date"), less distributions from the Interest Account subsequent to September 27, 1995.

(2) Estimated long term return is calculated by each Trust by computing the average of the yields to maturity (or earlier call date) of the Securities in the portfolio of the Trust in accordance with accepted practices (taking into account the amortization of premiums, accretion of discounts, market value, and estimated retirement of each Security) and subtracting from the average yield so calculated the fees, expenses and sales charge of each Trust. This return does not include the effects of any delay in payments to Unit Holders and a calculation which includes those effects would be lower. See "Estimated Long Term Return and Estimated Current Return" in Part B.


(3) Although historically the sponsors of unit investment trusts ("UITs") have paid all of the costs of establishing UITs, this Trust (and therefore the Unit Holders) will bear all or a portion of its organizational costs up to a maximum of $.20 per 1,000 Units per annum for Asset Builder Series 15. Such organizational costs include: the cost of preparing and printing the registration statement, the trust indenture and other closing documents; registering units with the Securities and Exchange Commission and the states; and the initial audit of the Trust. Total organizational expenses will be amortized over the life of Asset Builder Series 15. See "Trust Expenses and Changes" in Part B.


(4) Assumes the Trust will reach a size of 10,000,000 Units as estimated by the Sponsor; expenses per Unit will vary with the actual size of the Trust. If the Trust does not reach this Unit level, the Estimated Annual Fees and Expenses per Unit, the Estimated Current Return and the Estimated Long Term Return will be adversely affected.

                            QUILTS Laddered Income
                            U.S. Treasury Series 16

SUMMARY OF ESSENTIAL INFORMATION AS OF SEPTEMBER 21, 1995 (The initial Date of Deposit which is the date on which the Trust Agreement was signed and the deposit of Securities with the Trustee was made.)

CUSIP#:  74834 K268                                                       Evaluation Time:  12:00 Noon New York Time on
Sponsor: Quest for Value Distributors                                         the initial Date of Deposit and 4:00 P.M. thereafter.
Date of Deposit: September 21, 1995                                       Minimum Purchase: 1,000 Units
Aggregate Principal Amount                                                Minimum Principal Distribution:  $1.00 per 1,000
    of Securities:.............................................$ 500,000      Units.
Number of Units: (The number of Units will be                             Weighted Average Maturity of Securities in the
    increased as the Sponsor deposits additional                              Portfolio: 2.93 Years
    Securities into the Trust.)..................................500,000  Minimum Value of Trust: The Trust may be
Fractional Undivided Interest in Trust                                        terminated if the value of the Securities in the
    per 1,000 Units:...............................................1/500      Trust is less than 40% of the original aggregate
                                                                              principal amount of Securities in the Trust.
Public Offering Price:                                                    Mandatory Termination Date:  The earlier of
    Aggregate Offering Price of Securities                                    August 31, 2001, or the disposition of the last
                                                                              Security in the Trust.
       in Trust.................................................$502,828  Trustee and Evaluator:  The Chase Manhattan Bank
    Divided By 500,000 Units multiplied by 1,000...............$1,005.66      (National Association).
    Plus Sales Charge of 1.80% of Public Offering                         Trustee's Annual Fee and Estimated Expenses:
       Price......................................................$18.43      $1.25 per 1,000 Units.
    Public Offering Price per 1,000 Units(1)...................$1,024.09  Annual Supervisory Fee (Payable to an affiliate of
    Redemption Price per 1,000 Units...........................$1,005.16  the Sponsor): Maximum of $.10 per $1,000
    Sponsor's Initial Repurchase Price                                        principal amount of Securities (see "Trust Expenses
       per 1,000 Units:........................................$1,005.66       and Charges" in Part B).
Excess of Public Offering Price Over
    Redemption Price per 1,000 Units:.............................$18.93
Excess of Sponsor's Initial Repurchase Price
    Over Redemption Price per 1,000 Units:..........................$.50

                          INFORMATION PER 1,000 UNITS
                       BASED UPON MONTHLY DISTRIBUTIONS

Gross annual interest income (cash)...................................................................        $58.00
Less organizational expenses(4).......................................................................           .20
Less estimated annual fees and expenses(5)............................................................          1.35
                                                                                                              ------

Estimated net annual interest income (cash)(2)........................................................         56.45
Estimated daily interest accrual (Does not include income accrual from original issue
     discount bonds.).................................................................................          .157
Estimated current return based on Public Offering Price (Does not include income accrual from original issue discount bonds.  The estimated current return is increased for transactions
     entitled to a discount.)(5)......................................................................         5.51%
Estimated long term return (Does not include income accrual from original issue discount bonds.
     The estimated long-term return is increased for transactions entitled to a discount.)(3)(5)......         5.15%
First record date............................................................................................October 15, 1995
First interest payment date.................................................................................October 31, 1995
Subsequent record dates...............................................................................15th day of each month
Subsequent interest payment dates.....................................................................Last day of each month



(1) No accrued interest will be added for any person contracting to purchase Units on the date of this Prospectus. Anyone ordering Units after such Date will pay accrued interest from September 27, 1995 to the date of the settlement (three business days after order) (the "First Settlement Date"), less distributions from the Interest Account subsequent to September 27, 1995.

(2) The first interest distribution of $2.82 per 1,000 Units for Treasury Income Series 16 will be made on October 31, 1995 (the "First Payment Date") to all Unit Holders of record on October 15, 1995 (the "First Record Date"). The regular monthly payment per 1,000 Units of Treasury Income Series 16 will be $4.70 on November 30, 1995 and thereafter (the "Monthly Payment Date").

(3) Estimated long term return is calculated by each Trust by computing the average of the yields to maturity (or earlier call date) of the Securities in the portfolio of the Trust in accordance with accepted practices (taking into account the amortization of premiums, accretion of discounts, market value, and estimated retirement of each Security) and subtracting from the average yield so calculated the fees, expenses and sales charge of each Trust. Estimated current return is calculated by dividing the estimated net annual interest income by the Public Offering Price per Unit. In contrast to the estimated long term return, the estimated current return does not take into account the amortization of premium or accretion of discount on the underlying Securities, if any. These returns do not include the effects of any delay in payments to Unit Holders and a calculation which includes those effects would be lower. See "Estimated Long Term Return and Estimated Current Return" in Part B.


(4) Although historically the sponsors of unit investment trusts ("UITs")" have paid all of the costs of establishing UITs, this Trust (and therefore the Unit Holders) will bear all or a portion of its organizational costs up to a maximum of $.20 per $1,000 Units per annum for Treasury Income Series 16. Such organizational costs include: the cost of preparing and printing the registration statement, the trust indenture and other closing documents; registering units with the Securities and Exchange Commission and the states; and the initial audit of the Trust. Total organizational expenses will be amortized over a five year period for Treasury Income Series 16. See "Trust Expenses and Changes" in Part B.


(5) Assumes the Trust will reach a size of 10,000,000 Units as estimated by the Sponsor; expenses per Unit will vary with the actual size of the Trust. If the Trust does not reach this Unit level, the Estimated Annual Fees and Expenses per Unit, the Estimated Current Return and the Estimated Long Term Return will be adversely affected.


                                      A-4
 303533.2

                            QUILTS Laddered Income
                            U.S. Treasury Series 17


SUMMARY OF ESSENTIAL INFORMATION AS OF SEPTEMBER 21, 1995 (The initial Date of Deposit which is the date on which the Trust Agreement was signed and the deposit of Securities with the Trustee was made.)

CUSIP#:  74834K 276                                                      Evaluation Time:  12:00 Noon New York Time on
Sponsor: Quest for Value Distributors                                        the initial Date of Deposit and 4:00 P.M. thereafter.
Date of Deposit: September 21, 1995                                      Minimum Purchase: 1,000 Units
Aggregate Principal Amount                                               Minimum Principal Distribution:  $1.00 per 1,000
    of Securities:...........................................$ 500,000       Units.
Number of Units: (The number of Units will be                            Weighted Average Maturity of Securities in the Portfolio:
    increased as the Sponsor deposits additional                             2.09 Years
    Securities into the Trust.)................................500,000   Minimum Value of Trust: The Trust may be
Fractional Undivided Interest in Trust                                       terminated if the value of the Securities in the Trust
    per 1,000 Units:.............................................1/500        is less than 40% of the original aggregate principal
                                                                              amount of Securities in the Trust.
Public Offering Price:                                                   Mandatory Termination Date:  The earlier of April 30,
    Aggregate Offering Price of Securities                                  1999,or the disposition of the last Security .
       in Trust...............................................$498,969      in the Trust
    Divided By 500,000 Units multiplied by 1,000...............$997.94   Trustee and Evaluator:  The Chase Manhattan Bank (National
    Plus Sales Charge of 1.70% of Public Offering                            Association).
       Price....................................................$17.26   Trustee's Annual Fee and Estimated Expenses:
    Public Offering Price per 1,000 Units(1).................$1,015.20       $1.00 per 1,000 Units.
    Redemption Price per 1,000 Units...........................$997.31   Annual Supervisory Fee (Payable to an affiliate of the
    Sponsor's Initial Repurchase Price                                   Sponsor):
       per 1,000 Units:........................................$997.94     Maximum of $.10 per $1,000 principal amount of
Excess of Public Offering Price Over                                       Securities (see "Trust Expenses and Charges" in Part B).
    Redemption Price per 1,000 Units:...........................$17.89
Excess of Sponsor's Initial Repurchase Price
    Over Redemption Price per 1,000 Units:........................$.63



                          INFORMATION PER 1,000 UNITS
                      BASED UPON QUARTERLY DISTRIBUTIONS

Gross annual interest income (cash)...................................................................        $57.80
Less organizational expenses(4).......................................................................           .20
Less estimated annual fees and expenses(5)............................................................          1.10
                                                                                                              ------

Estimated net annual interest income (cash)(2)........................................................         56.50
Estimated daily interest accrual (Does not include income accrual from original issue
     discount bonds.).................................................................................          .157
Estimated current return based on Public Offering Price (Does not include income accrual from original issue discount bonds.  The estimated current return is increased for transactions
     entitled to a discount.)(5)......................................................................         5.56%
Estimated long term return (Does not include income accrual from original issue discount bonds.
     The estimated long-term return is increased for transactions entitled to a discount.)(3)(5)......         4.87%
First record date.....................................................................................    January 15, 1996
First interest payment date...........................................................................    January 31, 1996
Subsequent record dates...............................................................................  15th day of the last month
                                                            `                                               of each quarter
Subsequent interest payment dates.....................................................................    Last day of each quarter

(1) No accrued interest will be added for any person contracting to purchase Units on the date of this Prospectus. Anyone ordering Units after such Date will pay accrued interest from September 27, 1995 to the date of the settlement (three business days after order) (the "First Settlement Date"), less distributions from the Interest Account subsequent to September 27, 1995.

(2) The first interest distribution of $17.25 per 1,000 Units for Treasury Income Series 17 will be made on January 31, 1996 (the "First Payment Date") to all Unit Holders of record on January 15, 1996 (the "First Record Date"). The next quarterly payment per 1,000 Units of Treasury Income Series 17 will be $14.11 on April 30, 1996 and thereafter (the "Quarterly Payment Date").

                                      A-5
 303533.2

(3) Estimated long term return is calculated by each Trust by computing the average of the yields to maturity (or earlier call date) of the Securities in the portfolio of the Trust in accordance with accepted practices (taking into account the amortization of premiums, accretion of discounts, market value, and estimated retirement of each Security) and subtracting from the average yield so calculated the fees, expenses and sales charge of each Trust. Estimated current return is calculated by dividing the estimated net annual interest income by the Public Offering Price per Unit. In contrast to the estimated long term return, the estimated current return does not take into account the amortization of premium or accretion of discount on the underlying Securities, if any. These returns do not include the effects of any delay in payments to Unit Holders and a calculation which includes those effects would be lower. See "Estimated Long Term Return and Estimated Current Return" in Part B.


(4) Although historically the sponsors of unit investment trusts ("UITs") have paid all of the costs of establishing UITs, this Trust (and therefore the Unit Holders) will bear all or a portion of its organizational costs up to a maximum of $.20 per $1,000 Units per annum for Treasury Income Series 17. Such organizational costs include: the cost of preparing and printing the registration statement, the trust indenture and other closing documents; registering units with the Securities and Exchange Commission and the states; and the initial audit of the Trust. Total organizational expenses will be amortized over the life of Treasury Income Series 17. See "Trust Expenses and Changes" in Part B.


(5) Assumes the Trust will reach a size of 10,000,000 Units as estimated by the Sponsor; expenses per Unit will vary with the actual size of the Trust. If the Trust does not reach this Unit level, the Estimated Annual Fees and Expenses per Unit, the Estimated Current Return and the Estimated Long Term Return will be adversely affected.


                                      A-6
 303533.2

                            QUILTS Laddered Income
                            Corporate Bond Series 2

SUMMARY OF ESSENTIAL INFORMATION AS OF SEPTEMBER 21, 1995 (The initial Date of Deposit which is the date on which the Trust Agreement was signed and the deposit of Securities with the Trustee was made.)

CUSIP#:  74834 K284                                                         Evaluation Time:  12:00 Noon New York Time on the
Sponsor: Quest for Value Distributors                                           initial Date of Deposit and 4:00 P.M. thereafter.
Date of Deposit: September 21, 1995                                         Minimum Purchase: 1,000 Units
Aggregate Principal Amount                                                  Minimum Principal Distribution:  $1.00 per 1,000 Units.
    of Securities:..............................................$ 500,000   Weighted Average Maturity of Securities in the
                                                                            Portfolio:
Number of Units: (The number of Units will be                                   8.608 Years
    increased as the Sponsor deposits additional                            Minimum Value of Trust: The Trust may be terminated if
    Securities into the Trust.)...................................500,000       the value of the Securities in the Trust is less
                                                                                than 40% of the original aggregate principal amount
                                                                                of Securities in the Trust.
Fractional Undivided Interest in Trust                                      Mandatory Termination Date:  The earlier of April 15,
    per 1,000 Units:..............................................  1/500       2007, or the disposition of the last Security in
                                                                                the Trust.
Public Offering Price:                                                      Trustee:  The Chase Manhattan Bank (National
                                                                                Association)
    Aggregate Offering Price of Securities                                  Trustee's Annual Fee and Estimated Expenses:  $1.58 per
       in Trust..................................................$504,668       1,000 Units.
    Divided By 500,000 Units multiplied                                     Evaluator: Kenny S & P Evaluation Services
       by 1,000.................................................$1,009.34   Evaluator's Fee:  $2.00 per Security for each
                                                                                valuation.
    Plus Sales Charge of 3.05% of Public Offering                           Annual Supervisory Fee (Payable to an affiliate of the
       Price.......................................................$31.75       Sponsor): Maximum of $.10 per $1,000 principal
    Public Offering Price per 1,000 Units(1)....................$1,041.09       amount of Securities (see "Trust Expenses and
    Redemption Price per 1,000 Units............................$1,007.56       Charges" in Part B).
    Sponsor's Initial Repurchase Price
       per 1,000 Units:.........................................$1,009.34
Excess of Public Offering Price Over
    Redemption Price per 1,000 Units: .............................$33.53
Excess of Sponsor's Initial Repurchase Price
    Over Redemption Price per 1,000 Units:..........................$1.78

                          INFORMATION PER 1,000 UNITS
                       BASED UPON MONTHLY DISTRIBUTIONS

Gross annual interest income (cash).....................................................................          $67.40
Less organizational expenses(4).........................................................................             .20
Less estimated annual fees and expenses(5)..............................................................            1.68
                                                                                                                    ----

Estimated net annual interest income (cash)(2)..........................................................           65.52
Estimated daily interest accrual (Does not include income accrual from original issue
     discount bonds.)...................................................................................            .182
Estimated current return based on Public Offering Price (Does not include income accrual from original issue discount bonds.  The estimated current return
     is increased for transactions entitled to a discount.)(5)..........................................           6.29%
Estimated long term return (Does not include income accrual from original issue discount bonds.  The estimated long term return is increased for
     transactions entitled to a discount.)(3)(5)........................................................           6.05%
First record date.......................................................................................      October 15, 1995
First interest payment date.............................................................................      October 31, 1995
Subsequent record dates.................................................................................   15th day of each month
Subsequent interest payment dates.......................................................................   Last day of each month


(1) No accrued interest will be added for any person contracting to purchase Units on the date of this Prospectus. Anyone ordering Units after such Date will pay accrued interest from September 27, 1995 to the date of the settlement (three business days after order) (the "First Settlement Date"), less distributions from the Interest Account subsequent to September 27, 1995.

                                      A-7
 303533.2

(2) The first interest distribution of $3.28 per 1,000 Units for Corporate Income Series 2 will be made on October 31, 1995 (the "First Payment Date") to all Unit Holders of record on October 15, 1995 (the "First Record Date"). The regular monthly payment per 1,000 Units of Corporate Income Series 2 will be $5.46 on November 30, 1995 and thereafter (the "Monthly Payment Date").


(3) Estimated long term return is calculated by each Trust by computing the average of the yields to maturity (or earlier call date) of the Securities in the portfolio of the Trust in accordance with accepted practices (taking into account the amortization of premiums, accretion of discounts, market value, and estimated retirement of each Security) and subtracting from the average yield so calculated the fees, expenses and sales charge of each Trust. Estimated current return is calculated by dividing the estimated net annual interest income by the Public Offering Price per Unit. In contrast to the estimated long term return, the estimated current return does not take into account the amortization of premium or accretion of discount on the underlying Securities, if any. These returns do not include the effects of any delay in payments to Unit Holders and a calculation which includes those effects would be lower. See "Estimated Long Term Return and Estimated Current Return" in Part B.


(4) Although historically the sponsors of unit investment trusts ("UITs") have paid all of the costs of establishing UITS, this Trust (and therefore the Unit Holders) will bear all or a portion of its organizational costs up to a maximum of $.20 per $1,000 Units per annum for Corporate Income Series 2. Such organizational costs include: the cost of preparing and printing the registration statement, the trust indenture and other closing documents; registering units with the Securities and exchange Commission and the states; and the initial audit of the Trust. Total organizational expenses will be amortized over a five year period for Corporate Income Series 2. See "Trust Expenses and Changes" in Part B.


(5) Assumes the Trust will reach a size of 10,000,000 Units as estimated by the Sponsor; expenses per Unit will vary with the actual size of the Trust. If the Trust does not reach this Unit level, the Estimated Annual Fees and Expenses per Unit, the Estimated Current Return and the Estimated Long Term Return will be adversely affected.


                                      A-8
 303533.2

                                   QUALIFIED
                      UNIT INVESTMENT LIQUID TRUST SERIES

                                  ("QUILTS")

         The Trusts. QUILTS consists of four separate unit investment trusts designated QUILTS Asset Builder--U.S. Treasury Series 15 ("Asset Builder Series" or "Asset Builder Series 15"), QUILTS Laddered Income--U.S. Treasury Series 16 ("Treasury Income Series 16"), QUILTS Laddered Income Series--U.S. Treasury Series 17 ("Treasury Income Series 17") (Asset Builder Series 15, Treasury Income Series 16 and Treasury Income Series 17 are collectively known as the "Treasury Trusts") and QUILTS Income--Corporate Bond Series 2 ("Corporate Income Trust" or "Corporate Income Series 2") (collectively, the "Trusts"). The Trusts were created under the laws of the State of New York by a Trust Indenture and Agreement (the "Trust Agreement"), dated the initial Date of Deposit, between Quest for Value Distributors, as sponsor (the "Sponsor"), The Chase Manhattan Bank (National Association), as trustee (the "Trustee") and, for the Corporate Income Trust only, Kenny S&P Evaluation Services, as evaluator (the "Evaluator"). The Trustee will act as the Evaluator for the Treasury Trusts. On the initial Date of Deposit, the Sponsor deposited with the Trustee United States Treasury Obligations that are backed by the full faith and credit of the United States Government with respect to the Treasury Trusts and corporate debt obligations with respect to the Corporate Income Trust, including delivery statements relating to contracts for the purchase of certain such Securities (the "Securities") in the aggregate amount set forth in the "Summary of Essential Information" for each Trust and cash or an irrevocable letter of credit issued by a major commercial bank in the amount required for such purchases. Thereafter, the Trustee, in exchange for the Securities so deposited, delivered to the Sponsor a certificate evidencing the ownership of all of the Units of the Trusts, which Units are being offered by this Prospectus. On the initial Date of Deposit, each Unit in the Trusts represents an undivided interest in the principal and net income of that Trust in the ratio of one Unit for each $1.00 principal amount of Securities initially deposited in that Trust. (See "The Trust Organization" in Part B.)

         Objectives. The objectives of the Trusts are to obtain safety of principal and, with respect to Treasury Income Series 16, Treasury Income Series 17 and Corporate Income Series 2, current distributions of interest. With respect to Asset Builder Series 15, the Trust seeks to accumulate principal value in the Units over the life of the Trust. The Trusts also seek to provide investment flexibility by allowing investors to choose among four portfolios of Securities, each with a differing weighted average maturity and quality. The Treasury Trusts seek to achieve these objectives through investment in a fixed, laddered portfolio of United States Treasury Securities. The Treasury Trusts are also structured to provide protection against changes in interest rates and to pass through to Unit Holders the exemption from state personal income taxes afforded to direct owners of United States obligations. The Corporate Income Trust seeks to achieve these objectives through investment in a fixed, laddered portfolio of intermediate-term corporate debt obligations which were rated "BBB" or better by Standard & Poor's Corporation or "Baa" or better by Moody's Investors Service, Inc. on the initial Date of Deposit. For a discussion of the significance of such ratings, see "Description of Bond Ratings" in Part B.

          99% of the aggregate principal amount of the Securities in Asset Builder Series 15 are stripped U.S. Treasury notes or bonds with maturities of 1 year or more (hereinafter referred to as "Zero Coupon Bonds"). 1% of the aggregate principal amount of the Securities in Asset Builder Series 15 are interest- bearing securities which are used to pay the expenses of this Trust. Any excess amounts remaining after expenses are paid will be paid to Unit Holders of this Trust in cash. Zero Coupon Bonds provide for payment at maturity at par value, but do not provide for the payment of current interest. (For the amount of Zero Coupon Bonds in Asset Builder Series 15, and the cost of such Securities to that Trust, see "Portfolio" for Asset Builder Series 15 in this Part A). Investors generally will be required to recognize interest currently, even though they will not receive a corresponding amount of cash until
                                   A-9
later years. Long-term capital gains based upon the difference, if any, between the value of the Securities at maturity, redemption or sale and their original purchase price at discount (plus the earned portion of acquisition discount) are generally taxed, in the case of individuals, at a rate less than the rate applicable to ordinary income. (See "Tax Status" in Part B.)
Investment in Asset Builder Series 15 should be made with the understanding that the value of Zero Coupon Bonds may be subject to greater fluctuation in response to changes in interest rates that interest-bearing Securities. In addition, for certain investors, the accrual of the market discount from the Zero Coupon Bonds is not taxable until the Securities in Asset Builder Series
15 are disposed of or mature. (See "Tax Status" in Part B.) Any gain realized on the disposition or maturities of these securities is treated as ordinary interest income to the extent it represents accrued market discount. Any excess over that amount would generally be treated as long-term capital gain if held for more than 1 year.
         The Treasury Securities are direct obligations of the United States and are backed by its full faith and credit. The value of the Units, the estimated current return (not applicable to Asset Builder Series 15) and estimated long-term return to new purchasers will fluctuate with the value of the Securities included in the portfolio of each Trust which will generally decrease or increase inversely with changes in prevailing interest rates. See "Tax Status" in Part B of this Prospectus.

         With the deposit of the Securities in the Trusts on the initial Date of Deposit, the Sponsor established a proportionate relationship among the face amounts of each Security in the portfolio of each Trust. During the 90-day period following the initial Date of Deposit, the Sponsor may deposit additional Securities ("Additional Securities"), contracts to purchase Additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase Additional Securities, in order to create new Units, maintaining to the extent practicable the original proportionate relationship among the face amounts of each Security in the portfolio of each Trust. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the initial Date of Deposit because of, among other reasons, purchase requirements, change in prices, or unavailability of Securities. Replacement Securities may be acquired under specified conditions (see "The Trust" and "Trust Administration" in Part B of this Prospectus). Units may be continuously offered to the public by means of this Prospectus (see "Public Offering" in Part B) resulting in a potential increase in the number of Units outstanding. Deposits of Additional Securities in the portfolio of each Trust subsequent to the 90-day period following the initial Date of Deposit must replicate exactly the proportionate relationship among the face amounts of Securities comprising the portfolio of each Trust at the end of the initial 90-day period. No assurance can be given that the Trusts' objectives will be achieved. In addition, an investment in a Trust can be affected by fluctuations in interest rates.

          Portfolio Summaries. General. The Trusts are comprised of those Securities listed in each "Portfolio" in this Part A. The portfolio of each Treasury Trust initially consists of contracts to purchase U.S. Treasury Obligations fully secured by the full faith and credit of the United States, certain of which have been purchased at a market discount or premium. The portfolio of the Corporate Income Trust initially consists of contracts to purchase intermediate-term corporate debt obligations, certain of which have been purchased at a market discount or premium. Certain Securities may have been purchased on a "when, as, and if" issued basis. Interest on these Securities begins accruing to the benefit of holders on their respective dates of delivery. Unit Holders will be "at risk" with respect to these Securities (i.e. may derive either gain or loss from fluctuations in the offering side evaluation of the securities) from the date they commit for Units. The Trusts consist of the Securities (or contracts to purchase the Securities) listed in each Portfolio as may continue to be held from time to time in each Trust and any Additional Securities deposited in the Trusts in connection with the sale of additional Units to the public as described above, together with the accrued and undistributed interest thereon and undistributed cash realized from the sale or redemption of Securities (see "Trust Administration" in Part B of this Prospectus). Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities. However, should any deposited contract fail, the Sponsor shall, within 90 days from the initial Date of Deposit, acquire replacement Securities and substitute them in the portfolios of the Trust. If the failed Securities are not substituted or if the purchase price of the substituted Securities does not exceed the cost of the original contracts, the Sponsor shall make a pro rata distribution of the amount, if any, by which the cost of the failed contract exceeded the cost of the substituted security on the next scheduled distribution date.
         On the Date of Deposit each Unit represented the fractional undivided interest in each Trust set forth under "Essential Information" for each Trust. Thereafter, if any Units are redeemed by the Trustee the face amount of Securities in each Trust will be reduced by amounts allocable to redeemed
Units, and the fractional undivided interest represented by each Unit in the balance will be increased. However, if additional Units are issued by each Trust (through deposit of Securities by the Sponsor in connection with the sale of additional Units), the aggregate value of Securities in each Trust will be increased by amounts allocable to additional Units and the fractional undivided interest represented by each Unit in the balance will be decreased. Units will remain outstanding until redeemed upon tender to the Trustee by any Unit Holder (which may include the Sponsor) or until the termination of the Indenture.
         The Sponsor has a limited right to substitute other Securities in the Trust portfolio in the event of a failed contract. (See "The Trusts--Substitution of Securities" in Part B.) Each Unit in each Trust represents an undivided interest in the principal and net income of that Trust in the ratio of one Unit for each $1.00 principal amount of Securities initially deposited in that Trust. (See "The Trusts--Organization" in Part B.) (For the specific number of Units in each Trust, see the "Summary of Essential Information" for each Trust in this Part A). The Sponsor has not participated as a sole underwriter or manager, co-manager or member of underwriting syndicates from which any of the Securities were acquired for the Trusts.


         Asset Builder Series 15. Asset Builder Series 15 consists principally of a fixed portfolio of stripped U.S. Treasury notes or bonds with maturities of 1 year or more, which are referred to as Zero Coupon Bonds. Zero Coupon Bonds provide for payment at maturity at par value, unless sooner sold or redeemed, but do not provide for the payment of current interest. The market value of Zero Coupon Bonds may be subject to greater fluctuations than coupon bonds in response to changes in interest rates. See "The Trusts--Discount and Zero Coupon Bonds" in Part B. The Securities in Asset Builder Series 15 have consecutive maturities from November 15, 1996 to November 30, 1998 (referred to as "laddered maturities"). As Securities mature, Asset Builder Series 15 will return to Unit Holders every 6 months beginning in November 1996 approximately 20% of the face amount of the amount invested.

        On the initial Date of Deposit 100% of the Securities in Asset Builder Series 15 were purchased at a "market" discount from par value at maturity. Based on the offering side evaluation on the initial Date of Deposit 100% of the aggregate principal amount of Securities in the portfolio were acquired at a discount from par, none were at a premium over par and none were at par. A Unit Holder may receive more or less than his original purchase price upon disposition of his Units because the value of Units fluctuates with the value of the underlying Securities, which vary inversely with interest rates. On the initial Date of Deposit, the bid side evaluation was lower than the offering side evaluation by .04% of the aggregate offering price of the Asset Builder Series 15. (See "Public Offering" in Part B.) All of the issues of Asset Builder Series 15 are represented by the Sponsor's contracts to purchase, which are expected to be settled on or about September 27, 1995 and none of the issues has been deposited in the Trust.

         Treasury Income Series 16. Treasury Income Series 16 consists of a fixed portfolio of interest- bearing U.S. Treasury Obligations with laddered maturities from August 15, 1996 to August 31, 2000. As Securities mature, Treasury Income Series 16 will return to Unit Holders every 12 months beginning in August 1996 approximately 20% of the face amount of the amount invested.
         On the initial Date of Deposit 40% of the Securities in Treasury Income Series 16 were purchased at a "market" discount from par value at maturity. Based on the offering side evaluation on the initial Date of Deposit 40% of the aggregate principal amount of Securities in the portfolio were acquired at a discount from par, 60% were at a premium over par and none were at par. A Unit Holder may receive more or less than his original purchase price upon disposition of his Units because the value of Units fluctuates with the value of the underlying Securities, which vary inversely with interest rates. On the initial Date of Deposit, the bid side evaluation was lower than the offering side evaluation by .05% of the aggregate offering price of the Treasury Income Series 16. (See "Public Offering" in Part B.)
         All of the issues of Treasury Income Series 16 are represented by the Sponsor's contracts to purchase, which are expected to be settled on or about September 27, 1995 and none of the issues has been deposited in the Trust.

         Treasury Income Series 17. Treasury Income Series 17 consists of a fixed portfolio of interest- bearing U.S. Treasury Obligations with laddered maturities from April 30, 1997 to April 30, 1998. As Securities mature, Treasury Income Series 17 will return to Unit Holders every three months beginning in April 1997 approximately 20% of the face amount of the amount invested.
         On the initial Date of Deposit 60% of the Securities in Treasury Income Series 17 were purchased at a "market discount from par value at maturity. Based on the offering side evaluation on the initial Date of Deposit 60% of the aggregate principal amount of Securities in the portfolio were acquired at a discount from par, 40% were at a premium over par and none were at par. A Unit Holder may receive more or less than his original purchase price upon disposition of his Units because the value of Units fluctuates with the value of the underlying Securities, which vary inversely with interest rates. On the initial Date of Deposit, the bid side evaluation was lower than the offering side evaluation by .06% of the aggregate offering price of the Treasury Income Series 17. (See "Public Offering" in Part B.)
         All of the issues of Treasury Income Series 17 are represented by the Sponsor's contracts to purchase, which are expected to be settled on or about September 27, 1995 and none of the issues has been deposited in the Trust.

         Corporate Income Series 2. Corporate Income Series 2 consists of a fixed portfolio of interest- bearing corporate debt obligations with laddered maturities from May 15, 2002 to April 15, 2006. As Securities mature, Corporate Income Series 2 will return to Unit Holders every 10 to 14 months beginning May 2002 approximately 20% of the face amount of the amount invested.
         The portfolio of the Corporate Income Trust consists of 5 issues of Corporate Securities of 5 issuers. All of the Corporate Securities are senior unsecured indebtedness. As of the initial Date of Deposit, 100% of the Corporate Securities are intermediate-term corporate debt obligations. For an explanation of the significance of these factors, see "Portfolios" in Part B. None of the Corporate Securities have any equity or conversion features.
         On the initial Date of Deposit 40% of the Securities in Corporate Income Series 2 were purchased at a "market" discount from par value at maturity. Based on the offering side evaluation on the initial Date of Deposit 40% of the aggregate principal amount of Securities in the portfolio were acquired at a discount from par, 60% were at a premium over par and none were at par. A

Unit Holder may receive more or less than his original purchase price upon disposition of his Units because the value of Units fluctuates with the value of the underlying Securities, which vary inversely with interest rates. On the initial Date of Deposit, the bid side evaluation was lower than the offering side evaluation by .18% of the aggregate offering price of the Corporate Income Series 2. (See "Public Offering" in Part B.)
         All of the issues of Corporate Income Series 2 are represented by the Sponsor's contracts to purchase, which are expected to be settled on or about September 27, 1995 and none of the issues has been deposited in the Trust.




                                     A-12
 303533.2

RISK FACTORS

         An investment in Units of the Trusts should be made with an understanding of the risks which an investment in fixed rate debt obligations may entail, including the risk that the value of the portfolio of each Trust and hence of the Units of each Trust will decline with increases in interest rates. The value of the underlying Securities will fluctuate inversely with changes in interest rates. The high inflation of prior years, together with the fiscal measures adopted to attempt to deal with it, have resulted in wide fluctuations in interest rates and, thus, in the value of fixed rate long term debt obligations generally. The Sponsor cannot predict whether such fluctuations will continue in the future.
         In selecting Securities for deposit in the Trusts, the following factors, among others, were considered by the Sponsor: (i) the prices of the Securities relative to other comparable Securities; (ii) the maturities of these Securities; and (iii) whether the Securities were issued after July 18, 1984. With respect to the Corporate Income Trust, the following additional factors were considered by the Sponsor: (a) the quality of the Corporate Securities and whether such Corporate Securities were rated "BBB" or better by Standard & Poor's Corporation or "Baa" or better by Moody's Investors Services, Inc., or had, in the opinion of the Sponsor, similar credit characteristics, (b) income to the Unit Holders of the Corporate Income Trust and (c) the diversification of the Corporate Income Trust's Portfolio, taking into account the availability in the market of issues in various industry classifications which meet the Trust's quality, rating, yield and price criteria.


         Investment in Asset Builder Series 15 should be made with the understanding that the value of Zero Coupon Bonds is subject to greater fluctuation in response to changes in interest rates. In addition, the accrued market discount of such Securities is not taxable to certain categories of Unit Holders of such Trust until the Securities in such Trust are disposed of or mature.


PUBLIC OFFERING PRICE


         The Public Offering Price of each Unit of the Trusts is equal to the aggregate offering price of the Securities in each Trust divided by the number of Units of each Trust outstanding, plus a sales charge of (a) 1.75% of the Public Offering Price or 1.781% of the net amount invested in Securities per Unit of Asset Builder Series 15, (b) 1.80% of the Public Offering Price or 1.833% of the net amount invested in Securities per Unit of Treasury Income Series 16, (c) 1.70% of the Public Offering Price or 1.729% of the net amount invested in Securities per Unit of Treasury Income Series 17 and (d) 3.05% of the Public Offering Price or 3.146% of the net amount invested in Securities per Unit of Corporate Income Series 2. In addition, for Units ordered after the date hereof, accrued interest will be payable from the First Settlement Date for Units of the Trust (three business days from the date hereof) to the expected date of settlement (three business days after order). For additional information regarding the Public Offering Price, the descriptions of interest and principal distributions, repurchase and redemption of Units and other essential information regarding the Trusts, see the "Summary of Essential Information" for each Trust in this Part A. During the initial offering period orders involving the lesser of at least 500,000 Units or $500,000 for Asset Builder Series 15, 500,000 Units or $500,000 for Treasury Income Series 16, 500,000 Units or $500,000 for Treasury Income Series 17 and 250,000 Units or $250,000 for Corporate Income Series 2 will be entitled to a volume discount from the Public Offering Price. In addition, to the extent Units of each QUILT trust are currently available from the Sponsor, Unit Holders may elect to rollover principal distributions paid to them as Securities in their respective Trust mature into additional units of such available QUILTS trusts (upon receipt by the Trusts of an appropriate exemptive order from the Securities and Exchange Commission) at a reduced sales charge. (See "Public Offering--Volume and Other Discounts" in Part B.) The Public Offering Price per Unit may vary on a daily basis in accordance with fluctuations in the aggregate offering price of the Securities. (See "Public Offering--Offering Price" in Part B.)




                                     A-13
 303533.2

DISTRIBUTIONS


         Distributions of interest income, less expenses, will be made by Treasury Income Series 17 on a quarterly basis, and Treasury Income Series 16 and Corporate Income Series 2 on a monthly basis. The first interest distributions will be made on the First Payment Date to all Unit Holders of record on the First Record Date of the Trust and thereafter distributions will be made on a quarterly basis for Treasury Income Series 17, and on a monthly basis for Treasury Income Series 16 and Corporate Income Series 2. Distributions of principal, if any, will be made semi-annually for Asset Builder Series 15 beginning in 1996, annually for Treasury Income Series 16 beginning in 1996, quarterly for Treasury Income Series 17 beginning in 1997 and annually for Corporate Income Series 2 beginning in 2002 (See "Rights of Unit Holders--Interest and Principal Distributions" in Part B.) For estimated quarterly and monthly interest distributions, the amount of the first interest distributions and the specific dates representing the First Payment Date and the First Record Date see "Summary of Essential Information" for each Trust in Part A.)


ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN


         Units of the Trusts are offered to investors on a "dollar price" basis (using the computation method previously described under "Public Offering Price") as distinguished from a "yield price" basis often used in offerings of tax exempt bonds (involving the lesser of the yield as computed to maturity of bonds or to an earlier redemption date). Since they are offered on a dollar price basis, the rate of return on an investment in Units of Treasury Income Series 16, Treasury Income Series 17 and Corporate Income Series 2 are measured in terms of "Estimated Current Return" and "Estimated Long Term Return." The rate of return for Asset Builder Series 15 is only measured in terms of "Estimated Long Term Return." This calculation of performance is mandated by the rules of the Securities and Exchange Commission.


         Estimated Long Term Return is calculated by: (1) computing the yield to maturity or to an earlier call date (whichever results in a lower yield) for each Security in each Trust portfolio in accordance with accepted practices, which practices take into account not only the interest payable on the Securities but also the amortization of premiums or accretion of discounts, if any; (2) calculating the average of the yields for the Securities in each Trust portfolio by weighing each Security's yield by the market value of the Security and by the amount of time remaining to the date to which the Security is priced (thus creating an average yield for the portfolio of each Trust); and (3) reducing the average yield for the portfolio of each Trust in order to reflect estimated fees and expenses of each Trust and the maximum sales charge paid by Unit Holders. The resulting Estimated Long Term Return represents a measure of the return to Unit Holders earned over the estimated life of each Trust. The Estimated Long Term Return as of the day prior to the initial Date of Deposit is stated for the Trusts under "Summary of Essential Information" for each Trust in Part A.
         Estimated Current Return is computed by dividing the Estimated Net Annual Interest Income per Unit by the Public Offering Price per Unit. In contrast to the Estimated Long Term Return, the Estimated Current Return does not take into account the amortization of premium or accretion of discount, if any, on the Securities in the portfolio of each Trust. Moreover, because interest rates on Securities purchased at a premium are generally higher than current interest rates on newly issued bonds of a similar type with comparable rating, the Estimated Current Return per Unit may be affected adversely if such Securities are redeemed prior to their maturity. On the initial Date of Deposit, the Estimated Net Annual Interest Income per Unit divided by the Public Offering Price resulted in the Estimated Current Return stated for each applicable Trust under "Summary of Essential Information" for each Trust in Part A.
         The Estimated Net Annual Interest Income per Unit of each Trust will vary with changes in the fees and expenses of the Trustee and the Evaluator applicable to the Trust and with the redemption, maturity, sale or other disposition of the Securities in the Trusts. The Public Offering Price will vary with changes in the offering prices (bid prices in the case of the secondary market) of the Securities.

Therefore, there is no assurance that the present Estimated Current Return or Estimated Long Term Return will be realized in the future.

MARKET FOR UNITS


         The Sponsor, although not obligated to do so, currently intends to maintain a secondary market for the Units of the Trusts after the initial public offering has been completed. The secondary market repurchase price will be based on the aggregate bid price of the Securities in a Trust portfolio; and the reoffer price will be based on the aggregate offering price of the Securities plus a sales charge of (a) 1.75% (1.781% of the net amount invested) plus net accrued interest for Asset Builder Series 15, (b) 1.80% (1.833% of the net amount invested) plus net accrued interest for Treasury Income Series 16, (c) 1.70% (1.729% of the net amount invested) plus net accrued interest for Treasury Income Series 17 and (d) 3.05% (3.146% of the net amount invested) plus net accrued interest for Corporate Income Series 2. If a market is not maintained a Unit Holder will be able to redeem his Units with the Trustee at a price based on the aggregate bid price of the Unit. (See "Liquidity--Sponsor Repurchase" in Part B.)


                                     A-15
 303533.2

                         INDEPENDENT AUDITORS' REPORT


The Sponsor, Trustee, and Unit Holders of Qualified Unit Investment Liquid Trust Series ("QUILTS") QUILTS Asset Builder--U.S. Treasury Series 15 QUILTS Laddered Income--U.S. Treasury Series 16 QUILTS Laddered Income--U.S. Treasury Series 17 QUILTS Laddered Income--Corporate Bond Series 2

         We have audited the accompanying Statements of Condition and Portfolios of Qualified Unit Investment Liquid Trust Series ("QUILTS"), QUILTS Asset Builder--U.S. Treasury Series 15 ("Asset Builder Series 15"), QUILTS Laddered Income--U.S. Treasury Series 16 ("Treasury Income Series 16"), QUILTS Laddered Income--U.S. Treasury Series 17 ("Treasury Income Series 17") and QUILTS Laddered Income--Corporate Bond Series 2 ("Corporate Income Series 2") as of September 21, 1995. These statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on the Statements of Condition and Portfolios based on our audit.
         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statements of Condition and Portfolios are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Condition and Portfolios. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The irrevocable letters of credit deposited in connection with the securities owned as of September 21, 1995, pursuant to contracts to purchase, as shown in the Statements of Condition and Portfolios, was confirmed to us by United States Trust Company of New York, the Trustee.
         In our opinion, the accompanying Statements of Condition and Portfolios present fairly, in all material respects, the financial position of Asset Builder Series 15, Treasury Income Series 16, Treasury Income Series 17 and Corporate Income Series 2 as of September 21, 1995 in conformity with generally accepted accounting principles.





BDO SEIDMAN, LLP
New York, New York
September 21, 1995


                                     A-16
 303533.2

                                    QUILTS

                            STATEMENTS OF CONDITION
                   AS OF DATE OF DEPOSIT, SEPTEMBER 21, 1995

                                TRUST PROPERTY

                                                                Asset           Treasury          Treasury         Corporate
                                                               Builder           Income            Income           Income
                                                              Series 15         Series 16         Series 17        Series 2
                                                          ----------------   ---------------   ---------------   ------------
Investment in Securities:
Sponsor's Contracts to Purchase Underlying Securities
 Backed by Irrevocable Letters of Credit(1)............   $        443,634   $       502,828   $       498,969   $        504,668
Accrued Interest to Date of Deposit on Securities(1)...                167             2,588             8,891             13,816
Organizational Costs(2)................................             20,000            20,000            20,000             20,000
                                                          ----------------   ---------------   ---------------   ----------------
Total..................................................   $        463,801   $       525,416   $       527,860   $        538,484
                                                          ================   ===============   ===============   ================


                                                     LIABILITY AND INTEREST OF UNIT HOLDERS


Liability for Accrued Interest on Securities(1)(5)..... $            167   $         2,588   $         8,891   $         13,816
Accrued Liability(2)                                              20,000            20,000            20,000             20,000
                                                        ----------------   ---------------   ---------------   ----------------
                                                                  20,167             22,588            28,891            33,816
Interest of Unit Holders
Units of Fractional Undivided Interest Outstanding:
         Cost to Unit Holders(3).......................          451,534            512,044           507,598           520,544
         Less Gross Underwriting Commissions(4)........           (7,900)           (9,216)           (8,629)           (15,876)
                                                        ----------------   ---------------   ---------------   ----------------
Net Amount Applicable to Unit Holders..................          443,634           502,828           498,969            504,668
                                                        ----------------   ---------------   ---------------   ----------------

Total                                                   $        463,801   $       525,416   $       527,860   $        538,484
                                                        ================   ===============   ===============   ================

(1) Aggregate cost to the Trusts of the Securities listed in the portfolio of each Trust is based on offering prices determined by the Evaluator on the basis set forth under "Public Offering--Offering Price" as of 12:00 Noon on September 21, 1995. An irrevocable letter of credit issued by Credit Lyonnais in an amount of $4,000,000 has been deposited with the Trustee to cover the purchase of $2,000,000 principal amount of Securities pursuant to contracts to purchase such Securities and $25,703 accrued interest on such Securities to the expected dates of settlement.
(2) Organizational costs incurred by the Trusts have been deferred and will be amortized over the life of each of the Trusts or five years, whichever is shorter. The Trust will reimburse the Sponsor for actual organizational costs incurred up to a maximum of $.20 per 1,000 Units per annum. To the extent the Trust is larger or smaller, the actual dollar amount reimbursed may vary.
(3) Aggregate public offering price (exclusive of interest) is computed on 500,000, 500,000, 500,000, and 500,000 Units for Asset Builder
         Series 15, Treasury Income Series 16, Treasury Income Series 17, and Corporate Income Series 2, respectively, on the basis set forth under "Public Offering--Offering Price" in Part B.
(4) Sales charge of 1.75% computed on 500,000 Units of Asset Builder Series 15, 1.80% computed on 500,000 Units of Treasury Income Series 16, 1.70% computed on 500,000 Units of Treasury Income Series 17, and 3.05% computed on 500,000 Units of Corporate Income Series 2 on the basis set forth under "Public Offering Price" in Part B.
(5) On the basis set forth under "Public Offering--Accrued Interest" in Part B, the Trustee will advance the amount of accrued interest as of September 27, 1995 (the "First Settlement Date"), and all accrued interest to the First Settlement Date will be distributed to the Sponsor as the Unit Holder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the public offering price of Units will include only accrued interest from the First Settlement Date to date of settlement, less any distributions from the Interest Account subsequent to the First Settlement Date.


                                     A-17
 303533.2

                                    QUILTS

                            Asset Builder Series 15

                   AS OF DATE OF DEPOSIT, SEPTEMBER 21, 1995




                   Aggregate                                                      Coupon/                  Cost of
  Portfolio        Principal               Title of Securities                    Maturity                Securities
     No.             Amount                Contracted for (1)                      Dates                 to Trust (2)
     ---             ------                ------------------                      -----                 ------------
      1                 $100,000           U.S. Treasury Strip                     0.000%
                                                                                  11/15/96                       $93,737

      2                  100,000           U.S. Treasury Strip                     0.000%                         91,058
                                                                                  5/15/97

      3                  100,000           U.S. Treasury Strip                     0.000%                         88,339
                                                                                  11/15/97

      4                  100,000           U.S. Treasury Strip                     0.000%                         85,802
                                                                                  5/15/98

      5                   90,000           U.S. Treasury Strip                     0.000%                         74,906
                                                                                  11/15/98

      6                   10,000           U.S. Treasury Note                      5.125%                          9,792
                                                                                  11/30/98
              --------------------                                                                  ----------------------
                        $500,000                                                                                $443,634
              ====================                                                                  ======================


                                     A-18
303533.2

                                    QUILTS

                           Treasury Income Series 16

                   AS OF DATE OF DEPOSIT, SEPTEMBER 21, 1995

                                                                                Coupon/              Cost of
    Portfolio       Aggregate Principal        Title of Securities              Maturity            Securities
       No.                Amount               Contracted for (1)               Date(s)            to Trust (2)

        1                      $100,000        U.S. Treasury Note                4.375%                   $98,922
                                                                                8/15/96
        2                       100,000        U.S. Treasury Note                5.625%                    99,703
                                                                                8/31/97
        3                       100,000        U.S. Treasury Note                5.875%                   100,015
                                                                                8/15/98
        4                       100,000        U.S. Treasury Note                6.875%                   103,094
                                                                                8/31/99
        5                       100,000        U.S. Treasury Note                6.250%                   101,094
                              _________                                         8/31/00                 _________
                               $500,000                                                                $  502,828
                               ========                                                                ==========



                     ESTIMATED CASH FLOWS TO UNIT HOLDERS



         The Table below sets forth the per 1,000 Units estimated distributions of interest and principal to Unit Holders. The table assumes no changes in Trust expenses, no redemptions or sales of the underlying U.S. Treasury Obligations prior to maturity and the receipt of all principal due upon maturity. To the extent the foregoing assumptions change actual distributions will vary.


                                                      Estimated Interest   Estimated Principal    Estimated Total
Quilts Treasury Income Series 16                         Distribution         Distribution         Distribution
--------------------------------                         ------------         ------------         ------------

October 1995                                                   2.82                                          2.82
November 1995 - July 1996                                      4.70                                          4.70
August 1996                                                    4.70                200.00                  204.70
September 1996 - July 1997                                     3.99                                          3.99
August 1997                                                    3.99                200.00                  203.99
September 1997                                                 3.53                                          3.53
October 1997 - July 1998                                       3.07                                          3.07
August 1998                                                    3.07                200.00                  203.07
September 1998 - July 1999                                     2.11                                          2.11
August 1999                                                    2.11                200.00                  202.11
September 1999                                                 1.55                                          1.55
October 1999 - July 2000                                       .98                                            .98
August 2000                                                    1.47                200.00                  201.47



                                     A-19
 303533.2

                                    QUILTS

                           Treasury Income Series 17

                   AS OF DATE OF DEPOSIT, SEPTEMBER 21, 1995

                                                                                Coupon/              Cost of
    Portfolio       Aggregate Principal        Title of Securities              Maturity            Securities
       No.                Amount               Contracted for (1)               Date(s)            to Trust (2)

        1                      $100,000        U.S. Treasury Note                6.500%                  $101,140
                                                                                4/30/97
        2                       100,000        U.S. Treasury Note                5.875%                   100,172
                                                                                7/31/97
        3                       100,000        U.S. Treasury Note                5.750%                    99,891
                                                                                10/31/97
        4                       100,000        U.S. Treasury Note                5.625%                    99,516
                                                                                1/31/98
        5                       100,000        U.S. Treasury Note                5.125%                    98,250
                              _________                                         4/30/98                 _________
                               $500,000                                                                  $498,969
                               ========                                                                  ========


                     ESTIMATED CASH FLOWS TO UNIT HOLDERS



         The Table below sets forth the per 1,000 Units estimated distributions of interest and principal to Unit Holders. The table assumes no changes in Trust expenses, no redemptions or sales of the underlying U.S. Treasury Obligations prior to maturity and the receipt of all principal due upon maturity. To the extent the foregoing assumptions change actual distributions will vary.


                                                        Estimated Interest   Estimated Principal    Estimated Total
Quilts Treasury Income Series 17                           Distribution         Distribution         Distribution
--------------------------------                           ------------         ------------         ------------

January 1996                                                  17.25                                         17.25
April 1996 - January 1997                                     14.11                                         14.11
April 1997                                                    14.11                200.00                  214.11
July 1997                                                     10.90                200.00                  210.90
October 1997                                                   8.00                200.00                  208.00
January 1998                                                   5.17                200.00                  205.17
April 1998                                                     2.80                200.00                  202.80


                                     A-20
 303533.2

                                    QUILTS

                           Corporate Income Series 2

                   AS OF DATE OF DEPOSIT, SEPTEMBER 21, 1995

                                                                          Coupon/
               Aggregate Principal  Title of Securities                  Maturity    Cost of Securities
Portfolio No.        Amount         Contracted for (1)    Ratings(3)      Date(s)       to Trust (2)

      1                $100,000    Wal-Mart Stores            AA          6.750%             $101,870
                                                                          5/15/02
      2                 100,000    Bell South Telecom        AAA          6.250%               98,794
                                                                          5/15/03
      3                 100,000    AT&T Corp.                 AA          6.750%              101,590
                                                                          4/01/04
      4                 100,000    Ford Motor Credit Co.      A+          6.750%               99,957
                                     Global Bond                          5/15/05
      5                 100,000    BankAmerica Corp.          A-          7.200%              102,457
                      _________                                           4/15/06           _________
                       $500,000                                                              $504,668
                       ========                                                              ========



                     ESTIMATED CASH FLOWS TO UNIT HOLDERS


         The Table below sets forth the per 1,000 Units estimated distributions of interest and principal to Unit Holders. The table assumes no changes in Trust expenses, no redemptions or sales of the underlying Corporate Securities prior to maturity and the receipt of all principal due upon maturity. To the extent the foregoing assumptions change actual distributions will vary.


                                                        Estimated Interest   Estimated Principal    Estimated Total
Quilts Corporate Income Series 2                           Distribution         Distribution         Distribution
--------------------------------                           ------------         ------------         ------------

October 1995                                                   3.28                                          3.28
November 1995 - April 2002                                     5.46                                          5.46
May 2002                                                       5.46                200.00                  205.46
June 2002 - April 2003                                         4.35                                          4.35
May 2003                                                       4.35                200.00                  204.35
June 2003 - March 2004                                         3.33                                          3.33
April 2004                                                     2.78                200.00                  202.78
May 2004 - April 2005                                          2.23                                          2.23
May 2005                                                       2.23                200.00                  202.23
June 2005 - March 2006                                         1.12                                          1.12
April 2006                                                     1.12                200.00                  201.12


                                     A-21
 303533.2

                            FOOTNOTES TO PORTFOLIOS



(1) Contracts to purchase the Securities were entered into on September 21, 1995, for Asset Builder 15, Treasury Income Series 16, Treasury Income Series 17 and Corporate Income Series 2. All contracts are expected to be settled on or about the First Settlement Date of each Trust which is expected to be September 27, 1995, for Asset Builder 15, Treasury Income Series 16, Treasury Income Series 17 and Corporate Income Series 2.


(2) Evaluation of Securities by the Evaluator was made on the basis of current offering prices for the Securities. The offering prices are greater than the current bid prices of the Securities which are the basis on which Unit Value is determined for purposes of redemption of Units. (See "Public Offering--Comparison of Public Offering Price, Sponsor's Repurchase Price and Redemption Price" in Part B.)

                                 The aggregate value of Securities in the      Additional information regarding the Trust,
                                  based on the bid prices on the Date of       Trust is  as follows:
                                       Deposit, are as follows:

                                       Value of Securities Based Upon
                                            Bid Side Evaluation                   Sponsor's Purchase Price

Asset Builder Series 15                           $443,451                                 $443,991
Treasury Income Series 16                         $502,578                                 $502,859
Treasury Income Series 17                         $498,656                                 $498,922
Corporate Income Series 2                         $503,778                                 $502,259
                                       Cost of Securities Based Upon                   Sponsor's Profit
                                          Offering Side Evaluation                     (Date of Deposit)
Asset Builder Series 15                           $443,634                                  $ (357)
Treasury Income Series 16                         $502,828                                  $ (31)
Treasury Income Series 17                         $498,969                                   $ 47
Corporate Income Series 2                         $504,668                                  $2,409
                                           Difference in Dollars                    Annual Interest Income
Asset Builder Series 15                             $183                                     $ 513
Treasury Income Series 16                           $250                                    $29,000
Treasury Income Series 17                           $313                                    $28,875
Corporate Income Series 2                           $890                                    $33,700
                                  % Difference Between Bid Side Evaluation
                                        and Offering Side Evaluation
Asset Builder Series 15                             .04%
Treasury Income Series 16                           .05%
Treasury Income Series 17                           .06%
Corporate Income Series 2                           .18%

(3) All ratings are by Standard & Poor's Corporation. A brief description of the ratings symbols and their meanings is set forth under "Description of Bond Ratings" in Part B of this Prospectus.


                                     A-22
 303533.2

                            UNDERWRITING SYNDICATES


         The names and addresses of the Underwriters of the Units and their participation in the offering of QUILTS are as follows:


                                    Units of            Units of              Units of              Units of
                                  Asset Builder      Treasury Income      Treasury Income       Corporate Income
       Name and Address             Series 15           Series 16            Series 17              Series 2
       ================             =========           =========            =========              ========

Sponsor

Quest for Value                          400,000              300,000               300,000                400,000
World Financial Center
200 Liberty Street
New York, NY 10281

Underwriters

Oppenheimer & Co., Inc.                  100,000              100,000               100,000                100,000

World Financial Center
200 Liberty Street
New York, NY 10281

Stephens Inc.                                 --              100,000         100,000                           __
111 Center Street
Stephens Building
Little Rock, AR 72203                   ________             ________         ________                    ________
                                         500,000              500,000               500,000                500,000


                                     A-23
 303533.2

                                PROSPECTUS PART B
  Part B of this Prospectus may not be Distributed unless Accompanied by Part A

            QUALIFIED UNIT INVESTMENT LIQUID TRUST SERIES ("QUILTS")

    QUILTS Asset Builder--U.S. Treasury Series 15 ("Asset Builder Series 15") QUILTS Laddered Income--U.S. Treasury Series 16 ("Treasury Income Series 16") QUILTS Laddered Income--U.S. Treasury Series 17 ("Treasury Income Series 17") QUILTS Laddered Income--Corporate Bond Series 2 ("Corporate Income Series 2")

THE TRUST

         Organization. "QUILTS" is comprised of four separate "unit investment trusts" designated as set forth above in Part A. The Trusts were created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Trust Agreement"), dated the Date of Deposit, between Quest for Value Distributors, as Sponsor, The Chase Manhattan Bank (National Association), as Trustee, and, for the Corporate Income Trust only, Kenny S&P Evaluation Services, as Evaluator. The Trustee acts as the Evaluator for the Treasury Trusts.

         On the Date of Deposit the Sponsor deposited with the Trustee the underlying securities and contracts and funds (represented by the irrevocable letter(s) of credit issued by major commercial bank(s) for the purchase of such securities (the "Securities"). (See "Portfolio" for each Trust in Part A of this Prospectus.) The Trusts are created simultaneously with the execution of the Trust Agreement and the deposit of the Securities with the Trustee. The Trustee then immediately delivered to the Sponsor certificates of beneficial interest (the "Certificates") representing the units (the "Units") comprising the entire ownership of the Trusts. Through this Prospectus, the Sponsor is offering the Units, including Additional Units, as defined below, for sale to the public. The holders of Units (the "Unit Holders") will have the right to have their Units redeemed at a price based on the aggregate bid side evaluation of the Securities (the "Redemption Price") if they cannot be sold in the secondary market which the Sponsor, although not obligated to, proposes to maintain. In addition, the Sponsor may offer for sale through this Prospectus Units which the Sponsor may have repurchased in the secondary market or upon the tender of such Units for redemption.
         With the deposit of the Treasury Securities in the Treasury Trusts on the initial Date of Deposit, the Sponsor established a proportionate relationship among the principal amounts of interest bearing and non-interest bearing U.S. Treasury Obligations of specified ranges of maturities on the portfolios of each Treasury Trust. With the deposit of the Corporate Securities in the Corporate Income Trust on the initial Date of Deposit, the Sponsor established a proportionate relationship among the principal amounts of interest bearing corporate debt obligations of specified ranges of maturity in the portfolio of the Corporate Income Trust. During the 90-day period following the Date of Deposit, the Sponsor is permitted under the Trust Agreement to deposit additional Securities (the "Additional Securities") and any cash in the Trusts not held for distribution to Unit Holders prior to the deposit, resulting in a corresponding increase in the number of Units outstanding (the "Additional Units"). Such Additional Units may be continuously offered for sale to the public by means of this Prospectus. The Sponsor anticipates that any Additional Securities deposited in the Trusts during the 90-day period subsequent to the Date of Deposit will maintain, as far as practicable, the original proportionate relationship among the principal amounts of U.S. Treasury Obligations or Corporate Securities in the portfolios established on the Date of Deposit.
Precise duplication of this original proportionate relationship may not be possible because fractions of U.S. Treasury Obligations or Corporate Securities may not be purchased or for other reasons, but duplication will continue to be the goal in connection with any such deposit of Additional Securities. (These original proportionate relationships on the Date of Deposit are set forth in "Summary of Essential Information," for each Trust in Part A.) Deposits of Additional Securities in the portfolios of each Trust subsequent to the 90-day period following the Date of Deposit must

304713.1
replicate exactly the proportionate relationship among the principal amounts of Securities comprising the portfolios of each Trust at the time of replication.
         A "Unit" represents an undivided interest or pro rata share in the principal and interest of each Trust in the ratio of one Unit for each $1.00 principal amount of Securities initially deposited in each Trust. Because regular payments of principal are to be received and certain of the Securities will mature in accordance with their terms or may be sold under certain circumstances described herein and because Additional Securities may be deposited into the Trusts from time to time, the Trusts are not expected to retain their present size and composition. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest or pro rata share in such Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unit Holders, which may include the Sponsor, or until the termination of the Trust Agreement.

         Objectives. The Trusts offer investors the opportunity to participate in a portfolio of U. S. Treasury Obligations or Corporate Securities with a greater diversification than they might be able to acquire themselves. The objectives of the Trusts are to provide safety of principal and, with respect to Treasury Income Series 16, Treasury Income Series 17 and Corporate Income Series 2, monthly distributions of interest. With respect to Asset Builder Series 15, the Trust seeks to accumulate principal value in the Units over the life of the Trust. The Trusts seek to provide investment flexibility by allowing investors to choose among four portfolios of Securities that have differing maturities and quality. Investors should be aware that there is no assurance the Trusts' objectives will be achieved. Even though the portfolios of Treasury Income Series 16 and Treasury Income Series 17 consist primarily of U.S. Treasury Obligations and the portfolio of Corporate Income Series 2 consists primarily of Corporate Securities, each of which pay interest no more often than semi-annually, Treasury Income Series 17 will pay interest quarterly, and Treasury Income Trust 16 and Corporate Income Series 2 will pay interest monthly through advances made by the Trustee, which will then be reimbursed when interest is received. (See "Interest and Principal Distributions" in this Part B.) Since disposition of Units prior to final liquidation of the Trust may result in an investor receiving less than the amount paid for such Units (see"Public Offering--Comparison of Public Offering Price, Sponsor's Repurchase Price and Redemption Price" in this Part B), the purchase of a Unit should be looked upon as a long-term investment. The Trust is not designed to be a complete investment program.

         Portfolios. General. The Trusts consist of the Securities (or contracts to purchase such Securities together with an irrevocable letter or letters of credit for the purchase of such contracts) listed under "Portfolio" for each Trust in Part A of this Prospectus, as long as such Securities may continue to be held from time to time in the Trusts (including certain securities deposited in the Trusts in exchange or substitution for any Securities pursuant to the Trust Agreement) together with accrued and undistributed interest thereon and undistributed and uninvested cash realized from the disposition of Securities. Because certain of the Securities from time to time may be redeemed or will mature in accordance with their terms or may be sold under certain circumstances described herein, a Trust is not expected to retain for any length of time its present size and composition.
         The Sponsor although not obligated to do so, intends to maintain a secondary market for the Units on the bid side of the market for the Units. (See "Liquidity--Sponsor Repurchase", herein.) Unit Holders of the Trusts, in the absence of a secondary market for Units will have the right to have one or more of their Units redeemed with the Trustee at a price equal to the Redemption Price thereof (see"Liquidity--Sponsor Repurchase" in this Part B) based on the then aggregate bid price for the Securities in the portfolios of each Trust. Due to fluctuations in the market price of the Securities in the portfolios and the fact that the initial Public Offering Price is based on the offering side of the market and includes a sales charge among other factors, the amount realized by a Unit Holder upon the redemption or sale of Units may be less than the price paid for such units by the Unit Holder.

                                                       2
304713.1

         Treasury Trusts. The portfolio of each Treasury Trust consists of Securities issued by the United States of America ("U.S. Treasury Obligations"), which are direct obligations of the United States and therefore are backed by the full faith and credit of the United States Government. The U.S. Treasury Obligations are different issues of bonds, bills, notes, debentures and other debt obligations with fixed final maturity dates. None of the U.S. Treasury Obligations have any equity or conversion features. All of the U.S. Treasury Obligations in Treasury Income Series 16 and Treasury Income Series 17 are current interest-bearing obligations of the United States of America, or in the case of U.S. Treasury Obligations not delivered on the initial Date of Deposit contracts to purchase such obligations assigned to the Trustee. Most of the U.S. Treasury Obligations in Asset Builder Series 15 consist of stripped U.S. Treasury notes and bonds with maturities of 1 year or more (hereinafter referred to as "Zero Coupon Bonds"). The balance of the portfolio of this Trust consists of interest-bearing obligations used to pay expenses of the Trust. Any excess amounts after expenses are paid will be paid to Unit Holders in cash. A Zero Coupon Bond makes no present interest payments. Rather, it makes one payment on its face amount at maturity.

         U. S. Treasury Obligations represent 100% of the aggregate market value of the portfolios of each Treasury Trust. These U.S. Treasury Obligations are sold by the United States Department of Treasury (the "Treasury") to finance shortfalls between the Treasury's income and expenditures. Such gaps may have been planned and accounted for in the budget, or they may arise from unexpected changes in economic, political, fiscal and other circumstances. U.S. Treasury Obligations constitute public debt of the United States and are, therefore, direct obligations of the United States.
         When selecting U.S. Treasury Obligations for the Treasury Trusts, the following factors, among others, were considered by the Sponsor: (i) the prices and yields of such U.S. Treasury Obligations relative to other comparable securities; (ii) the maturities of such U.S. Treasury Obligations; and (iii) whether the U.S. Treasury Obligations were issued after July 18, 1984.
         The yields on U.S. Treasury Obligations of the type deposited in the Treasury Trusts are dependent on a variety of factors, including general money market conditions, fluctuations in prevailing interest rates, general conditions of the government securities markets, size of a particular offering and the maturity of the obligations.
         Corporate Income Trust. The portfolio of the Corporate Income Trust consists of intermediate-term corporate debt obligations (the "Corporate Securities"). All of the Corporate Securities in the Corporate Income Trust were rated "BBB" or better by Standard & Poor's Corporation or "Baa" or better by Moody's Investors Service, Inc. at the time originally deposited in the Corporate income Trust. For a list of the ratings of each Corporate Security on the initial Date of Deposit, see "Portfolio" in Part A.
         For information regarding (i) the number of issues in the Corporate Income Trust, (ii) the range of fixed maturities of the Corporate Securities and
(iii) the number of issues payable from the income of a specific project or authority, see "Portfolio Summaries" in Part A of this Prospectus.
         When selecting Corporate Securities for the Corporate Income Trust, the following factors, among others, were considered by the Sponsor on the Date of Deposit; (a) the quality of the Corporate Securities and whether such Corporate Securities were rated as described above, or had, in the opinion of the Sponsor, similar credit characteristics, (b) the yield and price of the Corporate Securities relative to other debt securities of comparable quality and maturity,
(c) income to the Unit Holders of the Corporate Income Trust and (d) the diversification of the Corporate Income Trust's Portfolio, taking into account the availability in the market of issues in various industry classifications which meet the Trust's quality, rating, yield and price criteria. Subsequent to the Date of Deposit, a Corporate Security may cease to be rated or its rating may be reduced below that specified above. Neither event requires an elimination of such Corporate Security from the Corporate Income Trust but may be considered in the Sponsor's determination to direct the Trustee to dispose of the Corporate Security. For an interpretation of the Corporate Security ratings see "Description of Bond Ratings." See "Portfolio Supervision" for a summary of the factors considered in selecting substitute Corporate Securities.
         Corporate debt obligations generally consist of bonds, debentures, notes or other straight debt obligations with fixed final maturity dates. These obligations represent a liability of the issuer with respect to the payment of both interest and principal. Corporate debt obligations enjoy a seniority in

                                                       3
304713.1
right of payment over all equity securities of the issuer, although certain debt obligations may be subordinated in right of payment to other debt obligations of the same issuer. In addition, such debt obligations may be secured or unsecured.
         Of the Corporate Securities in the Portfolio of the Corporate Income Trust, none are subject to redemption prior to their stated maturity dates pursuant to sinking fund or call provisions. A sinking fund is a reserve fund appropriated specifically toward the retirement of a debt obligation. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed at or before maturity from the proceeds of a new issue of debt obligations. In general, call provisions are more likely to be exercised when the offering side evaluation of a debt obligation is at a premium over par than when it is at a discount from par. A listing of the sinking fund and call provisions, if any, with respect to each of the Corporate Securities is contained under "Portfolio" in Part A. Unit Holders will realize a gain or loss on the early redemption of such Corporate Securities depending on whether the price of such Corporate Securities is at a discount from or at a premium over par at the time the Unit Holders purchase their Units.

RISK FACTORS

         Risk Factors. An investment in Units of the Trusts should be made with an understanding of the risks which an investment in fixed rate debt obligations may entail, including the risk that the value of the portfolios of each Trust, and hence of the Units, will decline with increases in prevailing interest rates. The value of the underlying Securities will fluctuate inversely with changes in prevailing interest rates. In recent years, the national economy has experienced significant variations in rates of inflation and economic growth, substantial increases in the national debt, substantial increase in reliance upon foreign investors to finance the national debt, and material reformulation of federal tax, monetary and regulatory policies. These conditions have been associated with wide fluctuations in prevailing interest rates and thus in the value of fixed rate debt obligations. The Sponsor cannot predict whether such fluctuations will continue in the future.
         The Securities in the portfolios of each Trust were chosen in part on the basis of their respective stated maturity dates. The ranges of maturity dates of each of the Securities contained in the portfolios of each Trust are shown on the "Portfolio" for each Trust in Part A of this Prospectus.
         The Treasury Trusts may be appropriate for investors who desire to invest in a portfolio of taxable fixed income federal securities offering the safety of principal provided by an investment in U.S. Treasury Obligations backed by the full faith and credit of the United States Government. With the exception of the Rolling Treasury Trust, the Treasury Trusts generally pass though to Unit Holders the exemptions from state and local personal income taxes afforded to direct owners of U.S. Obligations. The Trusts are appropriate for qualified retirement plans. (See "Retirement Plans" in this Part B.) With the exception of the Rolling Treasury Trust, these Trusts may also be particularly appropriate for foreign investors as the income from the Trusts, provided certain conditions are met, will be exempt from withholding for U.S. Federal income tax purposes. (See "Tax Status".)
         Certain of the Securities in the Trusts may have been acquired at a market premium. Securities trade at a premium because the prevailing interest rates on the Securities are higher than interest on comparable debt securities being issued at currently prevailing interest rates. The current returns of securities trading at a market premium are higher than the current returns of comparably rated debt securities of a similar type issued at currently prevailing interest rates because premium securities tend to decrease in market value as they approach maturity, when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, an early redemption at par of a security purchased at a premium or a maturity at par of a security purchased at a premium will result in a reduction in yield and a loss of principal to the Unit Holders. If currently prevailing interest rates for newly issued and otherwise comparable securities increase, the market premium of previously issued securities will decline and if currently prevailing interest rates for newly issued comparable securities decline, the market premium of previously issued

                                                       4
304713.1
securities will increase, all other things being equal. Furthermore, the value of the Units will fluctuate with fluctuations in the value of the underlying Securities in the portfolios of each Trust. Therefore, Unit Holders who sell their Units prior to termination may receive more or less than their original purchase price upon sale. Market premium attributable to interest rate changes does not indicate market confidence in the issue.

         Substitution of Securities. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities. In the event of a failure to deliver any Security that has been purchased for the Trusts under a contract, including those Securities purchased on a "when, as, and if" issued basis ("Failed Securities"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other securities ("Replacement Securities") and to substitute them in the portfolios of the Trusts within 90 days of the initial Date of Deposit.
         Replacement Securities must be deposited with the Trustee within 20 days after delivery of notice of a Failed Security (but in no event later than the 90th day following the initial Date of Deposit) and the purchase price thereof (exclusive of accrued interest) may not exceed the amount of funds reserved by the Trustee pursuant to a letter of credit supplied by the Sponsor for the purchase of the failed Security. The Replacement Securities must (i) be U.S. Treasury Obligations with respect to the Treasury Trusts or Corporate Securities with respect to the Corporate Income Trust, (ii) have a fixed maturity approximately the same as the fixed maturity of the Security replaced, and (iii) be purchased at a price that results in a yield to maturity and in a current return, in each case as of the date on which such Replacement are deposited with the Trustee, which is equivalent (taking into consideration then current market conditions and the relative creditworthiness of the underlying obligation) to the yield to maturity and current return of the related Failed Security. Whenever a Replacement Security has been acquired for a Trust, the Trustee shall, within five days thereafter, notify all Unit Holders of the acquisition of the Replacement Security and shall, no later than the next Monthly Payment Date, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Security exceeded the cost of the Replacement Security.
         If the right of limited substitution described in the preceding paragraph shall not be utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund to each Unit Holder the portion of the sales charge and the pro rata portion of the cost of such Failed Securities, and distribute the principal and accrued interest attributable to such Failed Securities on the next Monthly Payment Date. In all cases, accrued interest attributable to Failed Securities will be paid to Unit Holders until such time as Replacement Securities are acquired. All such interest paid to a Unit Holder which accrued after the expected date of settlement for purchase of his Units will be paid by the Sponsor.
         Because certain of the Securities from time to time may be redeemed or will mature in accordance with their terms or may be sold under certain circumstances, no assurance can be given that the Trusts will retain their present size and composition for any length of time. The proceeds from the sale of a Security or the exercise of any redemption or call provision will be distributed to Unit
Holders except to the extent such proceeds are applied to meet redemptions of Units. (See "Liquidity--Trustee Redemption" in this Part B.)


         Discount and Zero Coupon Bonds. Most of the aggregate principal amount of the Securities in Asset Builder Series 15 are stripped U.S. Treasury notes or bonds with maturities of 1 year or more, which are referred to as Zero Coupon Bonds. The balance of the portfolio of this Trust consists of interest-bearing obligations used to pay expenses of the Trust. Any excess amounts remaining after expenses are paid will be paid to Unit Holders in cash. Zero Coupon Bonds do not provide for the payment of any current interest and provide for payment at maturity at face value unless sooner sold or redeemed. The market value of Zero Coupon Bonds is subject to greater fluctuation in response to changes in prevailing interest rates. Zero Coupon Bonds generally are subject to redemption at compound accreted value based on par value at maturity. Because the issuer is not obligated to make current interest payments, Zero Coupon Bonds may be less likely to be redeemed than coupon bonds issued at a similar prevailing interest rates. In the case of certain categories of Unit Holders, the


                                                       5
304713.1
accrued market discount from Zero Coupon Bonds is not taxable until such Securities are disposed of or have matured. The accrued portion of such discount will generally be treated as taxable interest income for regular federal income tax purposes. Upon sale or redemption, any gain realized that is in excess of the earned portion of acquisition discount will be taxable as long-term capital gain if the Zero Coupon Bonds have been held for more than one year. (See "Tax Status" in this Part B.) The current value of a Zero Coupon Bond reflects the present value of its face amount at maturity. (See"Portfolio Summary" in Part A.)
         Some of the aggregate principal amount of Securities in the Trusts may have been purchased at a "market" discount from par value at maturity. The coupon interest rates on the discount bonds at the time they were purchased and deposited in the Trusts were lower than the current market interest rates for newly issued bonds of comparable rating and type. At the time of issuance the discount bonds were for the most part issued at then current coupon interest rates. The current yields (coupon interest income as a percentage of market price) of discount bonds will be lower than the current yields of comparably rated bonds of similar type newly issued at current interest rates because discount bonds tend to increase in market value as they approach maturity and the full principal amount becomes payable. A market discount bond held to maturity will have a larger portion of its total return in the form of capital gain and less in the form of interest income than a comparable bond newly issued at current yield and a lower current market value than otherwise comparable bonds with a shorter term of maturity. If prevailing interest rates rise, the value of discount bonds will decrease; and if prevailing interest rates decline, the value of discount bonds will increase. The discount does not necessarily indicate a lack of market confidence in the issuer.

PUBLIC OFFERING


         Offering Price. The Public Offering Price per Unit of each Trust is computed by adding to the aggregate offering price of the Securities in each Trust divided by the number of Units outstanding for that Trust, an amount equal to (a) 1.75% of the aggregate offering price of the Securities per Unit which is equal to 1.781% of the Public Offering Price for Asset Builder Series 15, (b) 1.80% of the aggregate offering price of the Securities per Unit which is equal to 1.833% of the Public Offering Price for Treasury Income Series 16, (c) 1.70% of the aggregate offering price of the Securities per Unit which is equal to 1.729% of the Public Offering Price for Treasury Income Series 17 and (c) 3.05% of the aggregate offering price of the Securities per Unit which is equal to 3.146% of the Public Offering Price for Corporate Income Series 2. A
proportionate share of accrued interest on the Securities from the First Settlement Date to the expected date of settlement for the Units is added to the Public Offering Price. Accrued interest is the accumulated and unpaid interest on a Security from the last day on which interest was paid and is accounted for daily by the applicable Trusts at the initial daily rate set forth under "Summary of Essential Information" for each Trust in Part A. The Public Offering Price for each Trust can vary on a daily basis from the amount stated in this Prospectus in accordance with fluctuations in the prices of the Securities and the price to be paid by each investor will be computed as of the date the Units are purchased.

         The aggregate offering side evaluation of the Securities is determined by the Evaluator for such Trust (a) on the basis of current offering prices of the Securities, (b) if an offering price is not available for any particular Security, on the basis of current offering prices for comparable securities, (c) by determining the value of the Securities on the offer side of the market by appraisal, or (d) by any combination of the above. This evaluation is made on the initial Date of Deposit as of 12:00 Noon New York Time and as of 4:00 P.M. each business day thereafter during the initial public offering, effective for all orders received during the preceding 24-hour period. With respect to the initial evaluation of the offering prices of certain Securities which at the initial Date of Deposit were subject to syndicate offering period pricing restrictions, it is the practice of the Evaluator to determine such evaluation on the basis of the syndicate offering price, unless other factors cause the Evaluator to conclude that such syndicate offering price does not then accurately reflect the free market value of such Securities, in

                                                       6
304713.1
which case the Evaluator will also take into account the other criteria described above for the purpose of making its determination.
         The Evaluator may obtain current bid or offering prices for the Securities from investment dealers or brokers (including the Sponsor) that customarily deal in U.S. Treasury Obligations with respect to the Treasury Trusts or Corporate Securities with respect to the Corporate Income Trust, or from any other reporting service or source of information which the Evaluator deems appropriate.

         Accrued Interest. Accrued interest is the accumulation of unpaid interest on a bond from the last day on which interest thereon was paid. Interest on Securities in the Trusts is actually paid semi-annually to the Trusts. However, interest on the Securities in the applicable Trusts is accounted for daily on an accrual basis. Because of this, the Trusts always have an amount of interest earned but not yet collected by the Trustee because of non-collected coupons. For this reason, the Public Offering Price of Units of the Trusts will have added to it the proportionate share of accrued and undistributed interest to date of settlement.
         In an effort to reduce the amount of accrued interest which would otherwise have to be paid in addition to the Public Offering Price on the sale of Units to the public, the Trustee will advance the amount of accrued interest as of the First Settlement Date as set forth in the "Summary of Essential Information" for each Trust in Part A and the same will be distributed to the Sponsor as the Unit Holder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to date of settlement, less any distributions from the Interest Account subsequent to the First Settlement Date. Thus, since the First Settlement Date is the date of settlement for anyone ordering Units on the date of this Prospectus, no accrued interest will be added to the Public Offering Price of Units ordered on the initial Date of Deposit.
         Except through an advancement of its own funds, the Trustee will have no cash for distribution to Unit Holders until it receives interest payments on the Securities in the Trust. The Trustee has agreed to make advancements of its own funds in order to reduce the amount of time before monthly or quarterly distributions of interest in Unit Holders commence (see "Interest and Principal Distributions"). The Trustee will recover its advancements without interest or other costs to such Trust from interest received on the Securities in the Trust. When these advancements have been recovered, regular distributions of interest to Unit Holders will be commenced. The Interest Account during the initial months of the Trusts will include some cash representing interest which has been collected but will predominantly consist of uncollected accrued interest which is not available for distribution. Since the Trusts normally receive the interest on Securities twice a year and the interest on the Securities in the Trusts is accrued on a daily basis, the Trusts usually will have an amount of interest accrued but not actually received and distributed to Unit Holders. A Unit Holder will not recover his proportionate share of accrued interest until the Units are sold or redeemed, or such Trust is terminated. At that time, the Unit Holder will receive his proportionate share of the accrued interest computed to the settlement date in the case of sale or termination and to the date of tender in the case of redemption.

         Volume and Other Discounts. Units of the Trust are available to Unit Holders at a volume discount ("Volume Discount") from the Public Offering Price during the initial public offering. Volume Discount will result in a reduction of the sales charge applicable to such purchases. Furthermore, Volume Discount applies to the cumulative Units purchased by a Unit Holder during a period of 60 days from the initial date of sale of the Units to such Unit Holder. Units purchased by the same purchasers in separate transactions during the 60-day period will be aggregated for purposes of determining if such purchaser is entitled to a Volume Discount provided that such purchaser must own at least the lesser of either (i) the required number of Units or (ii) the required dollar amount at the Public Offering Price, at the time such determination is made. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed for the purposes hereof to be registered in the name of the purchaser. Volume Discount is also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. As a result of such

                                                       7
304713.1
discounts, units are sold to dealers/agents at prices which represent a concession as reflected below. The Sponsor reserves the right to change these discounts from time to time. The amount of Volume Discount, the approximate sales charge and the dealer concession applicable to such purchases are as follows:

                                                                Volume Discount     Approximate      Approximate
Lesser of Number of                                               from Public         Reduced        Dealer/Agent
Units or Dollar Amount                         Sales Charge    Offering per Unit   Sales Charge       Concession
----------------------                         ------------    -----------------   ------------       ----------

Treasury Income Series 15
Less than 500,000............................          1.75%           0%              1.75%            1.00%
500,000 to 999,999...........................          1.75%         .15%              1.60%             .90%
1,000,000 and above*.........................          1.75%         .40%              1.35%             .75%
Treasury Income Series 16
Less than 500,000............................          1.80%            0%             1.80%            1.05%
500,000 to 999,999...........................          1.80%          .15%             1.65%            1.00%
1,000,000 and above*.........................          1.80%          .40%             1.40%             .85%
Treasury Income
Series 17
Less than 500,000............................          1.70%            0%             1.70%            1.00%
500,000 to 999,999...........................          1.70%          .10%             1.60%             .95%
1,000,000 and above*.........................          1.70%          .35%             1.35%             .80%
Corporate Income Series 2
Less than 250,000............................          3.05%           0%              3.05%            2.20%
250,000 to 499,999...........................          3.05%         .15%              2.90%            2.10%
500,000 to 999,999*..........................          3.05%         .35%              2.70%            1.95%


--------------

* For any transactions of 1,000,000 Units or more or over $1,000,000, the Sponsor intends to negotiate the applicable sales charge and such charge will be disclosed to any such purchaser.

         Rollover Privilege. In addition, to the extent Units of each QUILTS trust are currently available from the Sponsor, Unit Holders of the Trusts may elect to rollover principal distributions paid to them as Securities in their respective Trusts mature into additional units of such available QUILTS trusts at a reduced sales charge equal to the first breakpoint of the Trust purchased described above on the day the rollover is executed. Reduced sales charges are available only on proceeds received from principal distributions from maturing Securities of the Trust. Furthermore, for rollover transactions of any amount, dealers/agents will receive concessions equal to the first breakpoint of the Trust purchased described above on the day the rollover is executed. For more complete information concerning the rollover privilege, including charges and expenses, the Unit Holders should contact their broker.

         Net Asset Value Purchases. No sales charge will be applied to the following transactions: purchases by persons who for at least 90 days have been directors, trustees, officers or full-time employees of any of (i) the funds distributed by Quest for Value Distributors, (ii) Quest for Value Advisors and
(iii) Quest for Value Distributors, or their affiliates, their immediate relatives or any trust, pension, profit sharing or other benefit plan for any of them; purchases by any account advised by Oppenheimer Capital, the parent of Quest for Value Advisors; and purchases by an employee of a broker-dealer having a dealer or servicing agreement with Quest for Value Distributors and/or a participating member of the Oppenheimer Capital brokered CD selling group or of a bank or financial intermediary currently offering QUILTS to its customers.


                                                       8
304713.1

         Distribution of Units. During the initial offering period (i) Units issued on the initial Date of Deposit and (ii) Additional Units issued after such date in respect of additional deposits of Securities, will be distributed by the Sponsor and dealers at the Public Offering Price plus accrued interest. The initial offering period in each case is thirty days unless extended by the Sponsor for Units specified in (i) and (ii) in the preceding sentence. In addition, Units may be distributed through dealers who are members of the
National Association of Securities Dealers, Inc. or other financial intermediaries as permitted by law. Certain banks and thrifts will make Units of each Trust available to their customers on an agency basis. A portion of the sale charge paid by their customers is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have indicated that these particular agency transactions are permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law.

         The Sponsor intends to qualify the Units of the Trusts for sale in Arkansas, California, Colorado, Connecticut, Florida, Georgia, Illinois, Indiana, Kansas. Maryland, Michigan, Missouri, Nevada, New Jersey, New York, Ohio, Oklahoma, Oregon, Pennsylvania, Texas, Virginia, Washington and the District of Columbia. Additional states may be added from time to time.

         The Sponsor may provide additional concessions to its affiliates in connection with the distribution of the Units. The Sponsor reserves the right to change the dealers concession at any time. Such Units may then be distributed to the public by the dealers at the Public Offering Price then in effect. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying Underwriters, brokers, dealers, banks and/or others for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets and out of the assets of the Trusts. These programs will not change the price Unit Holders pay for their Units or the amount that each Trust will receive from the Units sold.


         Sponsor's Profits. The Sponsor will receive a gross underwriting commission (although the net commission retained will be lower because of the concession paid to dealers) equal to 1.75% of the Public Offering Price per Unit (equivalent to 1.781% of the net amount invested in the Securities) for Asset Builder Series 15, 1.80% of the Public Offering Price per Unit (equivalent to 1.833% of the net amount invested in the Securities) for Treasury Income Series 16, 1.70% of the Public Offering Price per Unit (equivalent to 1.729% of the net amount invested in the Securities) for Treasury Income Series 17 and 3.05% of the Public Offering Price per Unit (equivalent to 3.146% of the net amount invested in the Securities) for Corporate Income Series 2. Additionally, the Sponsor may realize a profit on the deposit of the Securities in the Trust representing the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trusts (see "Portfolios" in Part A). The Sponsor may realize profits or sustain losses with respect to Securities deposited in the Trust which were acquired from underwriting syndicates of which it was a member.

         The Sponsor may have participated as a sole underwriter or manager, co-manager or member of underwriting syndicates from which some of the aggregate principal amount of the Securities were acquired for the Trusts in the amounts set forth in Part A.
         During the initial offering period and thereafter to the extent Additional Units continue to be issued and offered for sale to the public the Sponsor may also realize profits or sustain losses as a result of fluctuations after the initial Date of Deposit in the offering prices of the Securities and hence in the Public Offering Price received by the Sponsor for the Units. Cash, if any, made available to the Sponsor prior to settlement date for the purchase of Units may be used in the Sponsor's business subject to the limitations of 17 CFR 240.15c3-3 under the Securities Exchange Act of 1934, and may be of benefit to the Sponsor.

                                                       9
304713.1

         In maintaining a market for the Units (see "Liquidity--Sponsor Repurchase") the Sponsor will realize profits or sustain losses in the amount of any difference between the price at which they buy Units and the price at which they resell such Units.

         Comparison of Public Offering Price, Sponsor's Repurchase Price and Redemption Price. Although the Public Offering Price of Units of the Trusts will be determined on the basis of the current offering prices of the Securities in the Trusts, the value at which Units may be redeemed or sold in the secondary market will be determined on the basis of the current bid prices of such Securities. On the initial Date of Deposit, the Public Offering Price and the Sponsor's Initial Repurchase Price per Unit of each Trust (each based on the offering side evaluation of the Securities in the Trusts) each exceeded the Redemption Price and the Sponsor's secondary market Repurchase Price per Unit (based upon the current bid side evaluation of the Securities in the Trusts) by the amounts shown under "Summary of Essential Information" for each Trust in Part A of this Prospectus. On the initial Date of Deposit, the bid side evaluation for each Trust was lower than the offering side evaluation for such Trust by the amount set forth in Part A. For this reason, among others (including fluctuations in the market prices of such Securities and the fact that the Public Offering Price includes the applicable sales charge), the amount realized by a Unit Holder upon any redemption or Sponsor repurchase of Units may be less than the price paid for such Units. See "Liquidity--Sponsor Repurchase."

ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN


         Units of the Trusts are offered to investors on a "dollar price" basis (using the computation method previously described under "Public Offering Price") as distinguished from a "yield price" basis (involving the lesser of the yield as computed to maturity of bonds or to an earlier redemption date). Since they are offered on a dollar price basis, the rate of return on an investment in Units of Treasury Income Series 16, Treasury Income Series 17 and Corporate Income Series 2 is measured in terms of "Estimated Current Return" and "Estimated Long Term Return." The rate of return for Asset Builder Series 15 is only measured in terms of "Estimated Long Term Return." This calculation of performance is mandated by the rules of the Securities and Exchange Commission.

         Estimated Long Term Return is calculated by: (1 ) computing the yield to maturity or to an earlier call date (whichever results in a lower yield) for each Security in each Trust's portfolio in accordance with accepted practices, which practices take into account not only the interest payable on the Security but also the amortization of premiums or accretion of discounts, if any; (2) calculating the average of the yields for the Securities in each Trust's portfolio by weighing each Security's yield by the market value of the Security and by the amount of time remaining to the date to which the Security is priced (thus creating an average yield for the portfolio of each Trust); and (3) reducing the average yield for the portfolio of each Trust in order to reflect estimated fees and expenses of such Trust and the maximum sales charge paid by Unit Holders. The resulting Estimated Long Term Return represents a measure of the return to Unit Holders earned over the estimated life of the Trusts. The Estimated Long Term Return as of the day prior to the initial Date of Deposit is stated for each Trust under "Summary of Essential Information" in Part A.
         Estimated Current Return is computed by dividing the Estimated Net Annual Interest Income per Unit by the Public Offering Price per Unit. In contrast to the Estimated Long Term Return, the Estimated Current Return does not take into account the amortization of premium or accretion of discount, if any, on the Securities in the portfolio of each Trust. Moreover, because prevailing interest rates on Securities purchased at a premium are generally higher than current interest rates on newly issued bonds of a similar type with comparable rating, the Estimated Current Return per Unit may be affected adversely if such Securities are redeemed prior to their maturity. On the initial Date of Deposit, the Estimated Net Annual Interest Income per Unit divided by the Public Offering Price resulted in the Estimated Current Return stated for the applicable Trust under "Summary of Essential Information" in Part A.

                                                       10
304713.1

         The Estimated Net Annual Interest Income per Unit of each Trust will vary with changes in the fees and expenses of the Trustee and the Evaluator applicable to the Trust and with the redemption, maturity, sale or other disposition of the Securities in such Trust. The Public Offering Price will vary with changes in the offering prices (bid prices in the case of the secondary market) of the Securities. Therefore, there is no assurance that the present Estimated Current Return or Estimated Long Term Return will be realized in the future.

RIGHTS OF UNIT HOLDERS

         Book-Entry Units. Ownership of Units of the Trusts will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form either at Depository Trust Company ("DTC") through an investor's broker's account or through registration of the Units on the books of the Trustee. Units held through DTC will be deposited by the Sponsor with DTC in the Sponsor's DTC account and registered in the nominee name CEDE & CO. Individual purchases of beneficial ownership interest in the Trust will be made in book-entry form through DTC or the Trustee. Ownership and transfer of Units will be evidenced and accomplished directly and indirectly by book-entries made by DTC and its participants if the Units are evidenced at DTC, or otherwise will be evidenced and accomplished by book-entries made by the Trustee. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchase and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Unit Holder. Unit Holders must sign such written request exactly as their names appear on the record of the Trusts. Such signatures must be guaranteed by a commercial bank or trust company, savings and loan association or by a member firm of a national securities exchange.

         Interest and Principal Distributions. Interest received by the Trusts is credited by the Trustee to an Interest Account for the Trusts and a deduction is made to reimburse the Trustee without interest for any amounts previously advanced. Proceeds representing principal received from the maturity, redemption, sale or other disposition of the Securities are credited to a Principal Account of the Trust. Cash credited to the Interest Account and Principal Account will not be reinvested by the Trusts prior to distribution. Such cash balances are maintained by the Trustee and any income generated thereon inures to the benefit of the Trustee and not the Trusts.
         Distributions to each Unit Holder from the Interest Account are computed as of the close of business on each Record Date for the following Payment Date and consist of an amount substantially equal to one-quarter (for quarterly payments) or one-twelfth (for monthly payments) of such Unit Holder's pro rata share of the Estimated Net Annual Interest Income in the Interest Account Distributions from the Principal Account of the Trusts (other than amounts representing failed contracts, as previously discussed) will be computed as of each quarterly Record Date for Treasury Income Series 17, and as of each monthly Record Date for Treasury Income Series 16 and Corporate Income Series 2, and will be made to the Unit Holder of the Trusts on or shortly after the next Quarterly or Monthly Payment Date. Proceeds representing principal received from the disposition of any of the Securities between a Record Date and a Payment Date which are not used for redemptions of Units will be held in the Principal Account and not distributed until the second succeeding Quarterly or Monthly Payment Date. Persons who purchase Units between a Record Date and a Payment Date will receive their first distribution on the second Payment Date after such purchase.
         Normally, interest payments on the Securities in the portfolios of the Trusts which pay interest, are made on a semi-annual basis. Therefore, it usually takes several months after the Date of Deposit for the Trustee to receive sufficient interest payments on the Securities to begin quarterly or monthly distributions of interest to Unit Holders. However, the Trustee has agreed to advance sufficient funds to the Trusts in order to reduce the amount of time before quarterly or monthly distributions of interest

                                                       11
304713.1
to Unit Holders commence. Further, because interest payments are not received by the Trusts at a constant rate throughout the year, interest distributions may be more or less than the amount credited to the Interest Account as of a given Record Date. For the purpose of minimizing fluctuations in the distributions from the Interest Account, the Trustee will advance sufficient funds, without interest, as may be necessary to provide interest distributions of approximately equal amounts. All funds in respect of the Securities received and held by the Trustee prior to distribution to Unit Holders may be of benefit to the Trustee and do not bear interest to Unit Holders.
         In order to acquire the "when, as, and if issued" Securities contracted for by the Trusts, if any, it may be necessary to pay on the settlement dates for delivery of such Securities amounts covering accrued interest on such Securities which exceed (1) the amounts paid by Unit Holders and (2) the amount which will be made available under the letter of credit furnished by the Sponsor on the initial Date of Deposit for the purchase of such Securities. The Trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor, without interest, when funds become available from interest payments on the particular Securities with respect to which such payments may have been made. Also, since interest on the Securities in the portfolios of the Trusts does not accrue to the benefit of Unit Holders until their respective dates of delivery, the Trustee will, in order to provide income to the Unit Holders for this period of non-accrual, reduce its fee applicable to the Trust in an amount equal to the amount of interest that would have so accrued on such Securities in the Trust between the date of settlement for the Units and such dates of delivery. To the extent such non-accrual is in excess of the reduction in the Trustee's fee, the amount of such excess will be distributed to Unit Holders as a return of capital.
         As of the first day of each month, the Trustee will deduct from the Interest Account of the Trusts, and, to the extent funds are not sufficient therein, from the Principal Account of the Trusts, amounts necessary to pay the expenses of the Trusts (see "Trust Expenses and Charges" in this Part B). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any applicable taxes or other governmental charges that may be payable out of the Trusts. Amounts so withdrawn shall not be considered a part of the Trusts' assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Interest and Principal Accounts such amounts as may be necessary to cover purchases of Replacement Securities and redemptions of Units by the Trustee.


         The estimated quarterly interest distribution per Unit for Treasury Income Series 17, and the estimated monthly interest distribution per Unit for Treasury Income Series 16 and Corporate Income Series 2 will initially be in the amount shown under "Summary of Essential Information" for each Trust in Part A and will change and may be reduced as Securities mature or are redeemed, exchanged or sold, or as expenses of the Trusts fluctuate. No distribution need be made from the Principal Account until the balance therein is an amount sufficient to distribute $1.00 per 1,000 Units.

         Records. For each of the Trusts, the Trustee shall furnish Unit Holders in connection with each distribution a statement of the amount of interest, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable time after the end of each calendar year the Trustee will furnish to each person who at any time during the calendar year was a Unit Holder of record, a statement showing (a) as to the Interest Account: interest received (including any earned original issue discount and amounts representing interest received upon any disposition of Securities), amounts paid for purchases of Replacement Securities and redemptions of Units, if any, deductions for applicable taxes and fees and expenses of the Trusts, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (b) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom (including any unearned original issue discount but excluding any portion representing accrued interest), deductions for payments of applicable taxes and fees and expenses of the Trusts, amounts paid for purchases of Replacement Securities and redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed both as a

                                                       12
304713.1
total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (c) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (d) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (e) amounts actually distributed to Unit Holders during such calendar year from the Interest and Principal Accounts, separately stated, of each Trust, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding on the last business day of such calendar year.
         The Trustee shall keep available for inspection by Unit Holders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee, including records of the names and addresses of Unit Holders, certificates issued or held, a current list of Securities in the portfolio of each Trust and a copy of the Trust Agreement.

TAX STATUS

         In the opinion of Battle Fowler LLP, counsel for the Sponsor, under existing law:

                  Each Trust is not an association taxable as a corporation for United States federal income tax purposes and income of the Trusts will be treated as income of the Unit Holders in the manner set forth below. Each Unit Holder will be considered the owner of a pro rata portion of each asset of a Trust under the grantor trust rules of Sections 671-678 of the Internal Revenue Code of 1986, as amended (the "Code").
                  Each Unit Holder will be considered to have received his pro rata share of interest derived from each Trust asset when such interest is received by the Trust. Each Unit Holder will be required to include in his gross income, as determined for Federal income tax purposes, original issue discount with respect to his interest in a Security held by the Trust at the same time and in the same manner as though the Unit Holder were the direct owner of such interest. Each Unit Holder's pro rata share of each expense paid by the Trust is deductible by the Unit Holder to the same extent as though the expense had been paid directly by him.
                  Each Unit Holder will have a taxable event when a Security is disposed of (whether by sale, exchange, redemption, or payment at maturity) or when the Unit Holder redeems or sells his Units. The total tax cost of each Unit to a Unit Holder must be allocated among the cash and Securities held in the Trust in accordance with their relative fair market value on the date the Unit Holder purchases his Units in order to determine his per Unit tax basis for the Securities represented thereby. If a Unit Holder's tax cost of his pro rata interest in a Security exceeds the amount payable in respect of such pro rata interest upon the maturity of the Security, such excess is a "bond premium" which may be amortized by the Unit Holder at the Unit Holder's election as provided in Section 171 of the Code.

         The tax basis of a Unit Holder with respect to his interest in a Security will be increased by the amount of original issue discount thereon properly included in the Unit Holder's gross income as determined for Federal income tax purposes.
         The amount of gain recognized by a Unit Holder on a disposition of a Security by a Trust will be equal to the difference between such Unit Holder's pro rata portion of the gross proceeds realized by the Trust on the disposition and the Unit Holder's tax cost basis in his pro rata portion of the Security disposed of. Any gain recognized on a sale or exchange of a Unit Holder's pro rata interest in a Security, and not constituting a realization of accrued "market discount" in the case of a Security issued after July 18, 1984, and any loss will be a capital gain or loss, except in the case of a dealer or financial institution. Gain realized on the disposition of the interest of a Unit Holder in a market discount Security is treated as ordinary income to the extent the gain does not exceed the accrued market discount. A Unit Holder has an interest in a market discount Security in a case in which the Unit Holder's tax cost for his pro rata interest in the Security is less than the stated redemption price thereof at maturity (or the issue price plus original issue discount accrued up to the acquisition date,

                                                       13
304713.1
in the case of an original issue discount Security). If a Unit Holder has an interest in a market discount Security and has incurred debt to acquire Units, the deductibility of a portion of the interest incurred on such debt may be deferred. Any capital gain or loss arising from the disposition of Unit Holder's pro rata interest in a Security will be a long-term capital gain or loss if the Unit Holder has held his Units and the Trust has held the Security for more than one year. Net capital gains (i.e., the excess of net long-term capital gain over net short-term capital loss) of individuals, estates and trusts are subject to a maximum nominal tax rate of 28%. Such net capital gains may, however, result in a disallowance of itemized deductions and/or affect a personal exemption phase-out. For taxable year beginning after December 31, 1992, net capital gain from the disposition of property held for investment is excluded from investment income for purposes of computing the limitation on the deduction for investment interest applicable to individuals. A taxpayer may, however, elect to include such net capital gain in investment income if the taxpayer reduces the amount of net capital gain that is otherwise eligible for the maximum 28% rate by such amount.
         If the Unit Holder sells or redeems a Unit for cash, he is deemed thereby to have disposed of his entire pro rata interest in all Trust assets represented by the Unit and will have a taxable income or loss measured by the difference between his per Unit tax basis for such assets, as described above, and the amount realized.
         Under the personal income tax laws of the State and City of New York, the income of Trust will be treated as the income of the Unit Holders.
         Each Trust may contain one or more Securities which were originally issued at a discount ("original issue discount"). In general, original issue discount can be defined as the difference between the price at which a Security was issued and its stated redemption price at maturity. In the case of a Security issued before July 2, 1982, original issue discount is deemed to accrue (be "earned") ratably over the period from the date of issuance of the Security to the date of maturity and is apportioned among the original holder of the obligation and subsequent purchasers in accordance with a ratio, the numerator of which is the number of calendar days the obligation was owned by the holder and the denominator of which is the total number of calendar days from the date of issuance of the obligation to its date of maturity. Gain or loss upon the disposition of an original issue discount Security is measured by the difference between the amount realized upon disposition and the amount paid for such obligation. A holder may, however, exclude from gross income that portion of such gain attributable to accrued interest and the "earned" portion of original issue discount.
         In the case of a Security issued after July 1, 1982, original issue discount is deemed to accrue on a constant interest method, which corresponds in general to the economic accrual of interest (adjusted to eliminate proportionately on an elapsed-time basis any excess of the amount paid for the Security over the sum of the issue price and the accrued original issue discount on the acquisition date). Unit Holders generally will be required to recognize the accrual of original issue discount as interest income currently even though they will not receive a corresponding amount of cash until later years. The tax basis in the Security is increased by the amount of original issue discount that is deemed to accrue while the Security is held. The difference between the amount realized on a disposition of the Security (excluding accrued interest) and the adjusted tax basis of the Security will give rise to taxable gain or loss upon a disposition of the Security by the Trust (or a sale or redemption of Units by a Unit Holder).
         The general rule that requires the holder of a debt instrument issued at a discount to include in gross income on a current basis the sum of the daily portions of original issue discount does not apply to a debt instrument that has a fixed maturity not more than one year from the date of issue. For short-term Government obligations held by a cash method taxpayer, if no special election is made by the holder, income is not realized until the sale, maturity, or other disposition of the obligation, and is ordinary income to the extent the gain realized does not exceed an amount equal to the ratable share of acquisition discount. Gain, if any, in excess of such amount should be a short-term capital gain. Acquisition discount is the excess of the stated redemption price at maturity of the obligation over the basis of the taxpayer in the obligation. For accrual basis taxpayers and taxpayers treated for this purpose as if they use the accrual method (dealers, banks, regulated investment companies, common

                                                       14
304713.1
trust funds, and taxpayers engaged in hedging transactions), acquisition discount on short-term Governmental obligations is includible in income as it accrues, on a straight line basis, unless a special election is made. Limitations apply to the deductibility of interest on loans incurred to acquire short-term obligations and special rules apply to short-term obligations that are a stripped bond or stripped coupon.
         A Unit Holder who is neither a citizen nor a resident of the United States and is not a United States domestic corporation (a "foreign Unit Holder") will not generally be subject to United States Federal income tax on his, her or its pro rata share of interest and original issue discount on a Security held in the Trust or any gain from the sale or other disposition of his, her or its pro rata interest in a Security held in the Trust, which interest or original issue discount is not effectively connected with the conduct by the foreign Unit Holder of a trade or business within the United States and which gain is either
(i) not from sources within the United States or (ii) not so effectively connected, provided that:

                         (a) with respect to interest and original issue discount the Security was issued after July 18, 1984;
                         (b) with respect to any U.S.  source  capital gain, the
                    foreign Unit Holder (if an individual) is not present in the United States for 183 days or more during his or her taxable year in which the gain was realized and so certifies; and
                         (c) the  foreign  Unit  Holder  provides  the  required
                    certifications  regarding  (i) his,  her or its status  and,
                    (ii) in the case of U.S. source income, the fact that the interest, original issue discount or gain is not effectively connected with the conduct by the foreign Unit Holder of a trade or business within the United States.

         The interest and/or dividend income received by a foreign Unit Holder from an entity of which it owns 10% or more of the voting stock in the case of a corporation or 10% or more of the profits or capital interest in the case of a partnership, will, however, be subject to federal income taxation. Foreign Unit Holders should consult their own tax counsel with respect to United States tax consequences of ownership of Units.
         Each Unit Holder (other than a foreign Unit Holder who has properly provided the certifications described above) will be requested to provide the Unit Holder's taxpayer identification number to the Trustee and to certify that the Unit Holder has not been notified that payments to the Unit Holder are subject to back-up withholding. If the taxpayer identification number and an appropriate certification are not provided when requested, 31% back-up withholding will apply.
         The foregoing discussion relates only to United States Federal and, to the extent stated, New York State and City income taxes.
         Investors should consult their tax counsel for advice with respect to their own particular tax situations.
         After the end of each calendar year, the Trustee will furnish to each Unit Holder an annual statement containing information relating to the interest received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or payment at maturity of any Security or the sale by the Trust of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish required annual information returns to each Unit Holder and to the Internal Revenue Service.
         The Sponsor believes that Unit Holders who are individuals should not generally be subject to state personal income taxes on the interest (including original issue discount) received through each Treasury Trust. However, Unit Holders (including individuals) may be subject to state and local taxes on any capital gains (or market discount treated as ordinary income) derived from each Treasury Trust and to other state and local taxes with respect to the interest derived from each Treasury Trust. Moreover, Unit Holders will probably not be entitled to a deduction for state tax purposes for their share of the fees and expenses paid by the Treasury Trusts or for any interest on indebtedness incurred to purchase or carry their Units. Even though the Sponsor believes that interest income (including original issue discount) received through each Treasury Trust is exempt from state personal income taxes on

                                                       15
304713.1
individuals in most states, Unit Holders should consult their own tax advisers with respect to state and local taxation matters.

LIQUIDITY

         Sponsor Repurchase. The Sponsor, although not obligated to do so, currently intends to maintain a secondary market for the Units and continuously to offer to repurchase the Units. The Sponsor's secondary market repurchase price after the initial public offering is completed, will be based on the aggregate bid price of the Securities in each Trust portfolio and will be the same as the redemption price. The aggregate bid price will be determined by the Evaluator on a daily basis after the initial public offering is completed and computed on the basis set forth under "Liquidity--Trustee Redemption." During the initial offering period, the Sponsor's repurchase price will be based on the aggregate offering price of the Securities in the Trusts. Unit Holders who wish to dispose of their Units should inquire of the Sponsor as to current market prices prior to making a tender for redemption. The Sponsor may discontinue repurchase of Units if the supply of Units exceeds demand, or for other business reasons. The date of repurchase is deemed to be the date on which Units are received in proper form by Quest of Value Distributors, Two World Financial Center, 225 Liberty Street, New York, NY 10080-6116. Units received after 4 P.M., New York Time, will be deemed to have been repurchased on the next business day. In the event a market is not maintained for the Units, a Unit Holder may be able to dispose of Units only by tendering them to the Trustee for redemption.


         Units purchased by the Sponsor in the secondary market may be reoffered for sale by the Sponsor at a price based on the aggregate offering price of the Securities in the Trusts plus (a) a 1.75% sales charge (1.781% of the net amount invested) plus net accrued interest for Asset Builder Series 15, (b) a 1.80% sales charge (1.883% of the net amount invested) plus net accrued interest for Treasury Income Series 16, (c) a 1.70% sales charge (1.729% of the net amount invested) plus net accrued interest for Treasury Income Series 17 and (d) a 3.05% sales charge (3.146% of the net amount invested) plus net accrued interest for Corporate Income Series 2. Any Units that are purchased by the Sponsor in the secondary market also may be redeemed by the Sponsor if it determines such redemption to be in its best interest.

         The Sponsor may, under certain circumstances, as a service to Unit Holders, elect to purchase any Units tendered to the Trustee for redemption (see "Liquidity--Trustee Redemption" in this Part B). Factors which the Sponsor will consider in making a determination will include the number of Units of all Trusts which it has in inventory, its estimate of the salability and the time required to sell such Units and general market conditions. For example, if in order to meet redemptions of Units the Trustee must dispose of Securities, and if such disposition cannot be made by the redemption date (seven calendar days after tender), the Sponsor may elect to purchase such Units. Such purchase shall be made by payment to the Unit Holder not later than the close of business on the redemption date of an amount equal to the Redemption Price on the date of tender.

         Trustee Redemption. Units may also be tendered to the Trustee for redemption at its corporate trust office at 770 Broadway, New York, New York 10003, upon proper delivery of such Units and payment of any relevant tax. At the present time there are no specific taxes related to the redemption of Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be cancelled.
         Within seven calendar days following a tender for redemption, or, if such seventh day is not a business day, on the first business day prior thereto, the Unit Holder will be entitled to receive in cash an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth under "Summary of Essential Information" for each Trust in Part A on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received after the close of trading on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading, and such Units will be deemed to

                                                       16
304713.1
have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.
         Accrued interest paid on redemption shall be withdrawn from the Interest Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Securities in order to make funds available for redemptions. Such sales, if required, could result in a sale of Securities by the Trustee at a loss. To the extent Securities are sold, the size and diversity of such Trust will be reduced.
         The Redemption Price per Unit is the pro rata share of each Unit in each Trust determined by the Trustee on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected, (ii) the value of the Securities in the Trust based on the bid prices of such Securities and (iii) interest accrued thereon, less (a) amounts representing taxes or other governmental charges payable out of each Trust, (b) the accrued expenses of such Trust and (c) cash allocated for the distribution to Unit Holders of record as of the business day prior to the evaluation being made. The Evaluator may determine the value of the Securities in each Trust (1) on the basis of current bid prices of the Securities obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Trusts, (2) on the basis of bid prices for bonds comparable to any Securities for which bid prices are not available, (3) by determining the value of the Securities by appraisal, or (4) by any combination of the above. The Evaluator will determine the aggregate current bid price evaluation of the Securities in each Trust, taking into account the market value of the Securities in the manner described as set forth under "Public Offering--Offering Price."
         The Trustee is irrevocably authorized in its discretion, if the Sponsor does not elect to purchase a Unit tendered for redemption or if the Sponsor tenders a Unit or Units for redemption, in lieu of redeeming such Unit, to sell such Unit in the over-the-counter market for the account of the tendering Unit Holder at prices which will return to the Unit Holder an amount in cash, net after deducting brokerage commissions, transfer taxes and other charges, equal to or in excess of the Redemption Price for such Unit. The Trustee will pay the net proceeds of any such sale to the Unit Holder on the day he would otherwise be entitled to receive payment of the Redemption Price.
         The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. The Trustee and the Sponsor are not liable to any person or in any way for any loss or damage which may result from any such suspension or postponement.
         A Unit Holder who wishes to dispose of his Units should inquire of his bank or broker in order to determine if there is a current secondary market price in excess of the Redemption Price.

RETIREMENT PLANS

         The Trusts may be an appropriate investment for retirement plans such as IRAs, self-employed retirement plans (formerly Keogh Plans), pension, profit-sharing plans and other qualified retirement plans.
         Generally, capital gains and income received under each of the foregoing plans are deferred from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

                                                       17
304713.1

         Individual Retirement Account--IRA. Any individual under age 70 1/2 may contribute the lesser of $2,000 or 100% of compensation to any IRA annually. Such contributions are fully deductible if the individual (and spouse if filing jointly) is not covered by a retirement plan at work.
         A participant's interest in an IRA must be, or commence to be, distributed to the participant not later than April 1 of the calendar year following the year during which the participant attains age 70 1/2. Distributions made before attainment of age 59 1/2, except in the case of the participant's death or disability, or where the amount distributed is to be rolled over to another IRA, or where the distributions are taken as a series of substantially equal periodic payments over the participant's life or life expectancy (or the joint lives or life expectancies of the participant and the designated beneficiary) are generally subject to a surtax in an amount equal to 10% of the distribution. The amount of such periodic payments may not be modified before the later of five years or attainment of age 59 1/2.
Excess contributions are subject to an annual 6% excise tax.
         IRA applications disclosure statements and trust agreements are available from the Sponsor upon request.

         Qualified Retirement Plans. Units of each Trust may be purchased by qualified pension or profit sharing plans maintained by corporations, partnerships or sole proprietors. The maximum annual contribution for a participant in a money purchase pension plan or to paired profit sharing and pension plans is the lesser of 25% of compensation or $30,000. Prototype plan documents for establishing qualified retirement plans are available from the Sponsor upon request. The latest date by which a participant must commence receiving benefits from a plan is generally the same as for an IRA. The 10% early distribution surtax also applies, except that distributions received after age 55 or as a result of a separation of service, and distributions received to pay deductible medical expenses or pursuant to qualified domestic relations order are not subject to the tax.

         Excess Distributions Tax. In addition to the other taxes due by reason of a plan distribution, a tax of 15% may apply to certain aggregate distributions from IRAs, Keogh Plans, and corporate retirement plans to the extent such aggregate taxable distributions exceed specified amounts (generally $150,000, as adjusted during a tax year). This 15% tax will not apply to distributions on account of death, qualified domestic relations order or to eligible distributions that are rolled over to an IRA or other qualified plan. In general, for lump sum distributions the excess distribution over $750,000 (as adjusted) will be subject to the 15% tax.

TRUST ADMINISTRATION

         Portfolio Supervision. Except for the purchase of Replacement Securities, Additional Securities or, as discussed herein, the acquisition of any Securities for the Trust other than Securities initially deposited by the Sponsor is prohibited. The Sponsor may direct the Trustee to dispose of Securities upon (i) default in payment of principal or interest on such Securities, (ii) default under other documents adversely affecting debt service on such Securities, or (iii) decline in price or the occurrence of other market or credit factors that in the opinion of the Sponsor would make the retention of such Securities in the Trusts detrimental to the interests of the Unit Holders. If a default in the payment of principal or interest on any of the Securities occurs and if the Sponsor fails to instruct the Trustee to sell or hold such Securities, the Trust Agreement provides that the Trustee may sell such Securities. The Trustee shall not be liable for any depreciation or loss by reason of any sale of Securities or by reason of the failure of the Sponsor to give directions to the Trustee. An affiliate of the Sponsor, Quest For Value Advisors, will perform the portfolio supervisory functions noted herein on behalf of the Sponsor and receive the Annual Supervisory Fee noted in Part A.
         The Sponsor is authorized by the Trust Agreement to direct the Trustee to accept or reject certain plans for the refunding or refinancing of any of the Securities. Any bonds received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Agreement to the same extent as the Securities originally deposited. Within five days after such deposit, notice of such

                                                       18
304713.1
exchange and deposit shall be given by the Trustee to each Unit Holder registered on the books of the Trustee, including an identification of the Securities eliminated and the Securities substituted therefor.

         Trust Agreement, Amendment and Termination. The Trust Agreement may be amended by the Trustee the Sponsor and the Evaluator without the consent of any of the Unit Holders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such other provisions in regard to matters arising thereunder as shall not adversely affect the interests of the Unit Holders.
         The Trust Agreement may also be amended in any respect, or performance of any of the provisions thereof may be waived, with the consent of the Unit Holders owning 662/3% of the Units then outstanding for the purpose of modifying the rights of Unit Holders; provided that no such amendment or waiver shall reduce any Unit Holder's interest in a Trust without his consent or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of Unit Holders. The Trust Agreement may not be amended, without the consent of all Unit Holders then outstanding, to increase the number of Units issuable or to permit the acquisition of any securities in addition to or in substitution for those initially deposited in the Trusts, or to provide the Trustee with the power to engage in business or investment activities not specifically authorized in the Indenture as originally adopted or so as to adversely affect the characterization of a Trust as a grantor trust for federal income tax purposes, except in accordance with the provisions of the Trust Agreement. The Trustee shall promptly notify Unit Holders, in writing, of the substance of any such amendment.
         The Trust Agreement provides that the Trust shall terminate upon the maturity, redemption or other disposition, as the case may be, of the last of the Securities held in the Trust but in no event is it to continue beyond the end of the calendar year preceding the fiftieth anniversary of the execution of the Trust Agreement. If the value of a Trust shall be less than the minimum amount set forth under "Summary of Essential Information" in Part A, the Trustee may, in its discretion, and shall when so directed by the Sponsor, terminate the Trusts. The Trust may also be terminated at any time with the consent of the Unit Holders representing 100% of the Units then outstanding. In the event of termination, written notice thereof will be sent by the Trustee to all Unit Holders. Within a reasonable period after termination, the Trustee must sell any Securities remaining in the terminated Trust, and, after paying all expenses and charges incurred by the Trust, distribute to each Unit Holder, upon surrender for cancellation of his Units, his pro rata share of the Interest and Principal Accounts.
         Alternatively, upon the termination of the Trust and further upon receipt by the Trust, and subject to the conditions of an appropriate exemptive order from the Securities and Exchange Commission, each Unit Holder's pro rata share of the net asset value of the Trust will automatically be invested on behalf of each Unit Holder in a mutual fund which invests in U.S. government securities (the "Reinvestment Fund"). A copy of the current Prospectus of the Reinvestment Fund will be delivered to Unit Holders at least 30 days prior to the time reinvestment is made. At any time prior to the time of reinvestment, Unit Holders may elect not to invest in the Reinvestment Fund, in which case, their pro rata share of liquidation proceeds will be sent to them. This investment in the Reinvestment Fund will not prevent Unit Holders from recognizing taxable gain or loss as a result of the liquidation of the Trust, even though no cash will be distributed to Unit Holders to pay any taxes. However, Unit Holders may redeem any shares in the Reinvestment Fund in order to generate cash to pay these taxes. Unit Holders should consult their own tax advisers regarding this matter.

         The Sponsor. Quest for Value Distributors is the Sponsor of Quest for Value's Unit Investment Laddered Trust Series and all subsequent series. The Sponsor is a majority-owned subsidiary of Oppenheimer Capital. Since 1969, Oppenheimer Capital has managed assets for many of the nation's largest pension plan clients. Today, the firm has over $28 billion under management, including $5 billion in the Quest for Value funds. The Quest for Value organization was created in 1988 to introduce mutual funds designed to help individual investors achieve their financial goals. Quest for Value is committed to retirement planning and services geared to the long term investment goals of the

                                                       19
304713.1
individual investor. The Sponsor, a Delaware general partnership, is engaged in the mutual fund distribution business. It is a member of the National Association of Securities Dealers, Inc.
         The information included herein is only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations.
         The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to Unit Holders for taking any action, or refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment except in cases of its own willful misfeasance, bad faith, negligence or reckless disregard of its obligations and duties.
         The Sponsor may resign at any time by delivering to the Trustee an instrument of resignation executed by the Sponsor. If at any time the Sponsor shall resign or fail to perform any of its duties under the Trust Agreement or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may either (a) appoint a successor Sponsor;
(b) terminate the Trust Agreement and liquidate the Trusts; or (c) continue to act as Trustee without terminating the Trust Agreement. Any successor sponsor appointed by the Trustee shall be satisfactory to the Trustee and, at the time of appointment, shall have a net worth of at least $1,000,000.


         The Trustee. The Trustee is The Chase Manhattan Bank (National Association), a national banking association with its principal executive office located at 1 Chase Manhattan Plaza, New York, New York 10081 and its unit investment trust office at 770 Broadway, New York, New York 10003 (800) 428-8890. The Trustee is subject to the supervision by the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

         The Trustee shall not be liable or responsible in any way for taking any action, or for refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment; or for an disposition of any moneys, Securities or Certificates in accordance with the Trust Agreement, except in case of its own willful misfeasance, bad faith, negligence or reckless disregard of its obligations and duties. In addition, the Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or the Trusts which it may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities pursuant to the Trust Agreement
         For further information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Rights of Unit Holders."
         The Trustee may resign by executing an instrument in writing and filing the same with the Sponsor, and mailing a copy of a notice of resignation to all Unit Holders. In such an event the Sponsor is obligated to appoint a successor Trustee as soon as possible. In addition, if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unit Holder by the Sponsor. If upon resignation of the Trustee no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of the Trustee becomes effective only when the successor Trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor Trustee. Upon execution of a written acceptance of such appointment by such successor Trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor.
         Any corporation into which the Trustee may be merged or with which it may be consolidated, or an corporation resulting from any merger or consolidation to which the Trustee shall be a party, shall be the successor Trustee. The Trustee must always be a banking corporation organized under the laws of the United States or any State and have at all times an aggregate capital, surplus and undivided profits of not less than $2,500,000.


                                                       20
304713.1

         The Evaluator. The Evaluator for the Corporate Income Trust is Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc., with its main offices located at 65 Broadway, New York, New York 10006. The Evaluator is a wholly-owned subsidiary of McGraw Hill, Inc. The Evaluator is a registered investment advisor and also provides financial information services. The Trustee will act as Evaluator for the Treasury Trusts.
         The Trustee, the Sponsor and the Unit Holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Sponsor or Unit Holders for errors in judgment, except in cases of its own willful misfeasance, bad faith, negligence or reckless disregard of its obligation and duties. The Evaluator shall not be liable or responsible for depreciation or losses incurred by reason of the purchase, sale or retention of any Securities.
         The Evaluator may resign or may be removed by the Sponsor and Trustee, and the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

TRUST EXPENSES AND CHARGES

         All or a portion of the expenses incurred in creating and establishing the Trusts, including the cost of the initial preparation and execution of the Trust Agreement, registration of the Trusts and the Units under the Investment Company Act of 1940 and the Securities Act of 1933, blue sky registration fees, the initial fees and expenses of the Trustee, legal expenses and other actual out-of-pocket expenses, will be paid by the Trusts and amortized over the life of the Trusts. All advertising and selling expenses, as well as any organizational expenses not paid by the Trusts, will be borne by the Sponsor at no cost to the Trusts.
         The Sponsor will not charge the Trusts a fee for its services as such. The Sponsor's affiliate will receive for portfolio supervisory services to the Trusts an annual fee in the amount set forth under "Summary of Essential Information" for each Trust in Part A. The Sponsor's fee may exceed the actual cost of providing portfolio supervisory services for the Trusts, but at no time will the total amount received for portfolio supervisory services rendered to all series of the Quest for Value's Unit Investment Laddered Trust Series in any calendar year exceed the aggregate cost to the Sponsor of supplying such services in such year. (See "Trust Administration--Portfolio Supervision.")
         The Trustee's annual fee and estimated expenses are set forth under "Summary of Essential Information" for each Trust in Part A. For a discussion of the services performed by the Trustee pursuant to its obligations under the Trust Agreement, see "Trust Administration" and "Rights of Unit Holders."
         The Evaluator will receive, for each evaluation of the Corporate Securities in the Corporate Income Trust, a fee in the amount set forth under "Summary of Essential Information" for such Trust in Part A.
         The Trustee's and Evaluator's fees applicable to the Trusts are calculated based upon the principal amount of Securities in the Trusts on the Record Date of such month, payable monthly as of the Record Date from the Interest Account of the Trusts to the extent funds are available and then from the Principal Account. Both the supervisory fee and the Trustee's fee may be increased without approval of the Unit Holders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent."
         The following additional charges are or may be incurred by the Trusts: all expenses (including counsel fees) of the Trustee incurred and advances made in connection with its activities under the

                                                       21
304713.1

Trust Agreement, including the expenses and costs of any action undertaken by the Trustee to protect the Trusts and the rights and interests of the Unit Holders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trusts; indemnification of the Sponsor for any losses, liabilities and expenses incurred in acting as sponsors of the Trusts without negligence, bad faith or willful misconduct on its part; and all taxes and other governmental charges imposed upon the Securities or any part of the Trusts (no such taxes or charges are being levied, made or, to the knowledge of the Sponsor, contemplated). The above expenses, including the Trustee's fees, when paid by or owing to the Trustee are secured by a first lien on the Trusts to which such expenses are charged. In addition, the Trustee is empowered to sell Securities in order to make funds available to pay all expenses.
         The accounts of the Trusts shall be audited not less than annually by independent public accountants selected by the Sponsor. The expenses of the audit shall be an expense of the Trust. So long as the Sponsor maintains a secondary market, the Sponsor will bear any audit expense which exceeds 50 Cents per 1,000 Units. Unit Holders covered by the audit during the year may receive a copy of the audited financial upon request.

OTHER MATTERS

         Legal Opinions. The legality of the Units offered hereby and certain matters relating to federal tax law have been passed upon by Messrs. Battle Fowler LLP, 75 East 55th Street, New York, New York 10022 as counsel for the Sponsor. Messrs. Carter, Ledyard & Milburn, Two Wall Street, New York, New York 10005 have acted as counsel for the Trustee.


         Independent Auditors. The Statements of Condition and Portfolios are included herein in reliance upon the report of BDO Seidman, LLP, independent auditors, and upon the authority of said firm as experts in accounting and auditing.


DESCRIPTION OF BOND RATINGS1

         Standard & Poor's Corporation. A brief description of the applicable Standard & Poor's Corporation rating symbols and their meanings is as follows:
         A Standard & Poor's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers, or lessees.
         The bond rating is not a recommendation to purchase or sell a security, inasmuch as it does not comment as to market price. The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by Standard & Poor's from other sources it considers reliable. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.
         The ratings are based, in varying degrees, on the following considerations:

         I. Likelihood of default-capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation.
         II.      Nature of and provisions of the obligation.
         III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

--------
1        As described by the rating agencies.

                                                       22
304713.1

         AAA -- This is the highest rating assigned by Standard & Poor's to a debt obligation and indicates an extremely strong capacity to pay principal and interest.

         AA -- Bonds rated AA also qualify as high-quality debt obligations. Capacity to pay principal and interest is very strong, and they differ from AAA issues only in small degrees.

         A -- Bonds rated A have a strong capacity to pay principal and interest, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

         BBB -- Bonds rated BBB are regarded as having an adequate capacity to pay principal and interest. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay principal and interest for bonds in this category than for bonds in the A category.

         BB, B, CCC, CC -- Bonds rated BB, B, CCC and CC are regarded on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation and CC the highest degree of speculation. While such bonds will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

         Plus ( +) or Minus (-): To provide more detailed indications of credit quality, the ratings from "AA" to "BB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

         P -- Provisional Ratings (Prov.) following a rating indicates the rating is provisional which assumes successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

         Moody's Investors Service, Inc. A brief description of the applicable Moody's Investors Service, Inc's rating symbols and their meanings is as follows:

         Aaa -- Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

         Aa -- Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

         A -- Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment sometime in the future.

                                                       23
304713.1

         Baa -- Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. The market value of the Baa-rated bonds is more sensitive to changes in economic circumstances. Aside from occasional speculative factors and the aforementioned economic circumstances applying to some bonds of this Class, Baa market valuations move in parallel with Aaa, Aa and A obligations during periods of economic normalcy, except in instances of oversupply.

         Those bonds in the A and Baa group which Moody's believes possess the strongest investment attributes are designated by the symbol A 1 and Baa 1. Other A bonds comprise the balance of the group. These rankings (1) designate the bonds which offer the maximum in security within their quality group, (2) designate bonds which can be bought for possible upgrading in quality and (3) additionally afford the investor an opportunity to gauge more precisely the relative attractiveness of offerings in the marketplace.

         Ba -- Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future.
Uncertainty of position characterizes bonds in this class.

         B -- Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or maintenance of other terms of the contract over any long period of time may be small.

         Moody's applies numerical modifiers, 1, 2 and 3 in each generic rating classification from Aa through B in its corporate bond rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

         Con-Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are debt obligations secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operating experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Rating denotes probable credit stature upon completion of construction or elimination of basis of condition.



                                                       24
304713.1

            Qualified Unit Investment Liquid Trust Series ("QUILTS")

                            (A Unit Investment Trust)

                  QUILTS Asset Builder--U.S. Treasury Series 15
                 QUILTS Laddered Income--U.S. Treasury Series 16 QUILTS Laddered Income--U.S. Treasury Series 17 QUILTS Laddered Income--Corporate Bond Series 2

                      Prospectus Dated: September 22, 1995


         Sponsor:                         Trustee and Evaluator (for the
Quest for Value Distributors              Treasury Trusts):
Two World Financial Center                The Chase Manhattan Bank
225 Liberty Street                        (National Association)
New York, New York  10080-                770 Broadway
  6116                                    New York, New York  10003
(800) 628-6664                            (800) 428-8890

                                           ============================


Evaluator (for the Corporate
Income Trust):
Kenny S&P Evaluation Services
65 Broadway
New York, New York 10006


                                Table of Contents
Title                                                     Page

         PART A
Summary of Essential Information...........................A-2
Independent Auditors' Report..............................A-16
Statements of Condition...................................A-17
Portfolio and Cash Flow Information.......................A-18
Underwriting Syndicates...................................A-23
         PART B
The Trust....................................................1
Risk Factors.................................................4
Public Offering..............................................6
Estimated Long Term Return and
  Estimated Current Return..................................10
Rights of Unit Holders .....................................11
Tax Status..................................................13
Liquidity...................................................16
Retirement Plans............................................17
Trust Administration........................................18
Trust Expenses and Charges..................................21
Other Matters...............................................22
Description of Bond Ratings.................................22

         No person is authorized to give any information or to make any representations not contained in Parts A and B of this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Trust, the Trustee, the Evaluator, or the Sponsor. The Trust is a registered as unit investment trust under the Investment Company Act of 1940. Such registration does not imply that the Trust or any of its Units have been guaranteed, sponsored, recommended or approved by the United States or any state or any agency or officer thereof.
         This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.
         Parts A and B of this Prospectus do not contain all of the information set forth in the registration statement and exhibits thereto, filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933, and the Investment Company Act of 1940, and to which reference is made.


304713.1

          PART II--ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A--BONDING ARRANGEMENTS

      The employees of Quest for Value Distributors are covered under Brokers' Blanket Policy, Standard Form 14, in the amount of $1,000,000.

ITEM B--CONTENTS OF REGISTRATION STATEMENT

      This Registration Statement on Form S-6 comprises the following papers and documents: The facing sheet on Form S-6.
      The Cross-Reference Sheet.
      The Prospectus consisting of     pages.
      Undertakings.
      Signatures.

      Written consents of the following persons:
             Battle Fowler LLP (included in Exhibit 3.1)
             BDO Seidman, LLP
             The Chase Manhattan Bank (National Association) (included in
             Exhibit 5.1)

      The following exhibits:

 *1.1            -- Reference Trust Agreements including certain
                    Amendments to the Trust Indenture and Agreement referred to under Exhibit 1.1.1 below.

     1.1.1       -- Trust Indenture and Agreement (filed as Exhibit 1.1.1 to
                    Amendment No. 2 to Form S-6 Registration Statement No. 33-57284 of Quest for Value's Unit Investment Laddered Trust Series ("QUILTS"), QUILTS Monthly Income -- U.S. Treasury Series 1; QUILTS Monthly Income -- U.S. Treasury Series 2 and QUILTS Asset Builder -- U.S. Treasury Series 3 on March 19, 1993 and incorporated herein by reference).

     1.3.4       -- Agreement of General Partnership of Quest for Value
                    Distributors dated July 9, 1987 (filed as Exhibit 1.3.4 to Form S-6 Registration Statement No. 33-57284 of Quest for Value's Unit Investment Laddered Treasury Securities ("QUILTS") on January 21, 1993 and incorporated herein by reference).

     1.4         -- Form of Master Agreement Among Underwriters (filed
                    as Exhibit 1.4 to Amendment No. 2 to Form S-6 Registration Statement No. 33-57284 of Quest for Value's Unit Investment Laddered Trust Series ("QUILTS"), QUILTS Monthly Income -- U.S. Treasury Series 1; QUILTS Monthly Income -- U.S. Treasury Series 2 and QUILTS Asset Builder -- U.S. Treasury Series 3 on March 19, 1993 and incorporated herein by reference).

     2.1        --  Form of Certificate (filed as Exhibit 2.1 to Amendment
                    No. 2 to Form S-6 Registration Statement No. 33-57284 of Quest for Value's Unit Investment Laddered Trust Series ("QUILTS"), QUILTS Monthly Income -- U.S. Treasury Series 1; QUILTS Monthly Income -- U.S. Treasury Series 2 and QUILTS Asset Builder -- U.S. Treasury Series 3 on March 19, 1993 and incorporated herein by reference).
--------

*    Filed herewith.

                                                      II-i
303942.1

     *3.1        -- Opinion of Battle Fowler LLP as to the legality of the
                    securities being registered, including their consent to the filing thereof and to the use of their name under the headings "Tax Status" and "Legal Opinions" in the Prospectus, and to the filing of their opinion regarding tax status of the Trust.

     *5.1        -- Consents of the Evaluators.

      6.0        -- Powers of Attorney of Quest for Value Distributors, by the
                    majority of the Board of Directors and certain officers of Oppenheimer Financial Corp., its Managing General Partner (filed as Exhibit 6.0 to Amendment No. 2 to Form S-6 Registration Statement No. 33-57284 of Quest for Value's Unit Investment Laddered Trust Series ("QUILTS"), QUILTS Monthly Income -- U.S. Treasury Series 1; QUILTS Monthly Income -- U.S. Treasury Series 2 and QUILTS Asset Builder -- U.S. Treasury Series 3 on March 19, 1993 and as Exhibit
                    6.0 to Pre-Effective amendment No. 1 to Form S-6 Registration Statement No. 33-57284 of Quest for Value's Investment Unit Investment Laddered Trust Series ("QUILTS") on March 5, 1993 and incorporated herein by reference).

      *27        -- Financial Data Schedule (EDGAR Filing Only)

--------
*    Filed herewith.

                                                      II-ii
303942.1

                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                  SIGNATURES

     The registrant, Qualified Unit Investment Liquid Trust Series ("QUILTS"), QUILTS Asset Builder - U.S. Treasury Series 15, QUILTS Laddered Income - U.S. Treasury Series 16, QUILTS Laddered Income - U.S. Treasury Series 17 and QUILTS Laddered Income - Corporate Bond Series 2, hereby identifies Quest For Value's Unit Investment Laddered Trust Series ("QUILTS"), QUILTS Income - U.S. Treasury Series 6, QUILTS Asset Builder - U.S. Treasury Series 7 and QUILTS Income - Corporate Series 1 for purpose of the representations required by Rule 487 and represents the following:
             (1) That the portfolio securities deposited in the series as to securities of which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;
             (2) That except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to the securities of which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statement for such previous series as to which the effective date was determined by the Commissioner or the staff; and
             (3) That it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Qualified Unit Investment Liquid Trust Series ("QUILTS"), QUILTS Asset Builder -- U.S. Treasury Series 15, QUILTS Laddered Income -- U.S. Treasury Series 16, QUILTS Laddered Income -- U.S. Treasury Series 17 and QUILTS Laddered Income -- Corporate Bond Series 2 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 22nd day of September, 1995.

                          QUALIFIED UNIT INVESTMENT LIQUID TRUST SERIES ("QUILTS"),
                          QUILTS ASSET BUILDER -- U.S. TREASURY SERIES 15, QUILTS LADDERED INCOME -- U.S. TREASURY SERIES 16, QUILTS LADDERED INCOME -- U.S. TREASURY SERIES 17 AND QUILTS LADDERED INCOME -- CORPORATE BOND SERIES 2
                                       (Registrant)

                          QUEST FOR VALUE DISTRIBUTORS
                                       (Depositor)

                          By: OPPENHEIMER FINANCIAL CORP.,
                                  as Managing General Partner of the Depositor

                          By:        /s/ SUSAN A. MURPHY
                              (Susan A. Murphy, Attorney-in-Fact)


                                                      II-iii
303942.1

          Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of Oppenheimer Financial Corp., the Managing General Partner of the Depositor, in the capacities and on the date indicated.


NAME                                       TITLE                                              DATE

STEPHEN ROBERT*                            Chief Executive Officer and Director
Stephen Robert

NATHAN GANTCHER*                           Chief Operating Officer and Director
Nathan Gantcher

ROGER EINIGER*                             Chief Administrative Officer and Director
Roger Einiger

JOSEPH LAMOTTA*                            Director
Joseph LaMotta

ANTONIO FERNANDEZ*                         Chief Financial Officer and Treasurer
Antonio Fernandez

*By: /s/ SUSAN A. MURPHY                                                                      September 22, 1995
     (Susan A. Murphy, Attorney-in-Fact)


------------
* Executed copy of Power of Attorney filed as Exhibit 6.0 to Amendment No. 2 to Registration Statement No. 33-57284 on March 19, 1993, and as Exhibit
     6.0 to the Pre-Effective Amendment No. 1 to Registration Statement No. 33-57284 on March 5, 1993.
                                                      II-iv
303942.1

                        CONSENT OF INDEPENDENT AUDITORS


The Sponsor, Trustee, and Unit Holders of
            QUILTS Asset Builder -- U.S. Treasury Series 15 QUILTS Laddered Income -- U.S. Treasury Series 16 QUILTS Laddered Income -- U.S. Treasury Series 17 QUILTS Laddered Income -- Corporate Bond Series 2


We have issued our report dated September 21, 1995 on the Statements of Condition and Portfolios of Qualified Unit Investment Liquid Trust Series ("QUILTS"), QUILTS Asset Builder -- U.S. Treasury Series 15 ("Asset Builder 15"), QUILTS Laddered Income -- U.S. Treasury Series 16 ("Laddered Income Series 16"), QUILTS Laddered Income -- U.S. Treasury Series 17 ("Laddered Income Series 17") and QUILTS Laddered Income -- Corporate Bond Series 2 ("Corporate Bond Series 2") as of September 21, 1995 contained in the Registration Statement on Form S-6 and the Prospectus. We consent to the use of our report in the Registration Statement and Prospectus and to the use of our name as it appears under the caption "Independent Auditors."

BDO Seidman, LLP

New York, New York
September 21, 1995

                                                      II-v
303942.1

                                                     REGISTRATION NO. 33-62647




                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                             ---------------------


                                   EXHIBITS

                                  FILED WITH

                                AMENDMENT NO. 1

                                      TO

                                   FORM S-6

                   For Registration Under the Securities Act of 1933 of Securities of Unit Investment
                       Trusts Registered on Form N-8B-2


                           ------------------------


           QUALIFIED UNIT INVESTMENT LIQUID TRUST SERIES ("QUILTS")
                QUILTS Asset Builder -- U.S. Treasury Series 15
               QUILTS Laddered Income -- U.S. Treasury Series 16
               QUILTS Laddered Income -- U.S. Treasury Series 17 QUILTS Laddered Income -- Corporate Bond Series 2





303942.1

                                 EXHIBIT INDEX



Exhibit Number                                             DESCRIPTION                                    PAGE

*1.1                --           Reference Trust Agreements including certain Amendments to the Trust
                                 Indenture and Agreement referred to under Exhibit 1.1.1 below.           ____

1.1.1               --           Trust Indenture and Agreement (filed as Exhibit 1.1.1 to Amendment
                                 No. 1 to Form S-6 Registration Statement No. 33-60017 of Quest for
                                 Value's Unit Investment Laddered Trust Series ("QUILTS"), QUILTS
                                 Income -- U.S. Treasury Series 12; QUILTS Income -- U.S. Treasury
                                 Series 13 and QUILTS Asset Builder  -- U.S. Treasury Series 14 on
                                 June 29, 1995 and incorporated herein by reference).                     ____

1.3.4               --           Agreement of General Partnership of Quest for Value Distributors
                                 dated July 9, 1987 (filed as Exhibit 1.3.4 to Form S-6 Registration
                                 Statement No. 33-57284 of Quest for Value's Unit Investment Laddered
                                 Treasury Securities ("QUILTS") on January 21, 1993 and incorporated
                                 herein by reference).                                                    ____

1.4                 --           Form of Master Agreement Among Underwriters (filed as Exhibit 1.4 to
                                 Amendment No. 2 to Form S-6 Registration Statement No. 33-57284 of
                                 Quest for Value's Unit Investment Laddered Trust Series ("QUILTS"),
                                 QUILTS Monthly Income -- U.S. Treasury Series 1; QUILTS Monthly
                                 Income -- U.S. Treasury Series 2 and QUILTS Asset Builder  -- U.S.
                                 Treasury Series 3 on March 19, 1993 and incorporated herein by
                                 reference).                                                              ____

2.1                 --           Form of Certificate (filed as Exhibit 2.1 to Amendment No. 2 to Form
                                 S-6 Registration Statement No. 33-57284 of Quest for Value's Unit
                                 Investment Laddered Trust Series ("QUILTS"), QUILTS Monthly Income --
                                 U.S. Treasury Series 1; QUILTS Monthly Income -- U.S. Treasury Series
                                 2 and QUILTS Asset Builder -- U.S. Treasury Series 3 on March 19,
                                 1993 and incorporated herein by reference).                              ____

*3.1                --           Opinion of Battle Fowler as to the legality of the securities being registered, including their consent to the filing thereof and to the use of their name under the headings "Tax Status" and "Legal
                                 Opinions" in the Prospectus, and to the filing of their opinion
                                 regarding tax status of the Trust.                                       ____

*5.1                --           Consents of the Evaluators.                                              ____

6.0                 --           Powers of Attorney of Quest for Value Distributors, by the majority of the Board of Directors and certain officers of Oppenheimer Financial
                                 Corp., its Managing General Partner (filed as Exhibit 6.0 to
                                 Amendment No. 2 to Form S-6 Registration Statement No. 33-57284 of
                                 Quest for Value's Unit Investment Laddered Trust Series ("QUILTS"),
                                 QUILTS Monthly Income -- U.S. Treasury Series 1; QUILTS Monthly
                                 Income -- U.S. Treasury Series 2 and QUILTS Asset Builder -- U.S.
                                 Treasury Series 3 on March 19, 1993 and as Exhibit 6.0 to Pre-
                                 Effective amendment No. 1 to Form S-6 Registration Statement No.
                                 33-57284 of Quest for Value's Investment Unit Investment
                                 Laddered Trust Series ("QUILTS") on March 5, 1993 and incorporated
                                 herein by reference).                                                    ____

*27                  --           Financial Data Schedule (For EDGAR Filing Only)                          ____

----------------------
*  Filed herewith.

303942.1